hannover re

06018933

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC 01 2006
WASH, D.C. 186 SECTION

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

SUPPL

November 29, 2006

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its Interim Report 3/2006.

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh, CFA
Associate Director
Corporate Communications

PROCESSED
DEC 06 2006
THOMSON
FINANCIAL

Gabriele Bödeker
Senior IR Manager

Interim Report | 3/2006

hannover re®

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2006					2005		
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.	31.12.
Results								
Gross written premium	5 244.5	2 403.8	(4.1%)	7 648.3	+4.3%	2 505.4	7 336.1	
Net premium earned	4 045.3	1 907.5	(0.8%)	5 952.8	+6.4%	1 922.6	5 597.3	
Net underwriting result	(30.9)	(40.8)	(93.0%)	(71.6)	(89.3%)	(580.8)	(668.6)	
Net investment income	494.4	322.0	+2.5%	816.4	(1.1%)	314.3	825.4	
Operating profit/loss (EBIT)	449.8	257.1	(190.8%)	706.8		(283.0)	63.8	
Group net income	256.6	123.5	(167.0%)	380.1	+513.7%	(184.2)	61.9	
Balance sheet								
Policyholders' surplus	4 579.7			4 892.9	+6.5%			4 595.6
Total shareholders' equity	2 559.9			2 845.8	+9.4%			2 601.0
Minority interests	584.2			610.6	+9.7%			556.5
Hybrid capital	1 435.6			1 436.5	(0.1%)			1 438.1
Investments (incl. funds held by ceding companies)	27 421.7			29 211.1	+6.1%			27 526.4
Total assets	39 744.4			40 799.1	+2.5%			39 789.2
Share								
Earnings per share (diluted) in EUR	2.13	1.02		3.15		(1.53)	0.51	
Book value per share in EUR	21.23			23.60			21.62	21.57
Ratios								
Combined ratio (property and casualty reinsurance)	98.2%	97.2%		97.9%		143.6%	113.0%	
Retention	85.4%	82.2%		84.4%		75.6%	80.2%	
Return on investment	4.2%	5.5%		4.5%		5.1%	4.6%	
EBIT margin [1]	11.1%	13.5%		11.9%		(14.7%)	1.1%	
Return on equity (after tax)	19.9%	18.3%		18.6%		(27.0%)	3.1%	

[1] *Operating profit (EBIT)/net premium earned*

Wilhelm Zeller
Chairman of the
Executive Board



Dear shareholders,
Ladies and Gentlemen,

I am pleased to report that we have been able to build on our successful business development in the first half of 2006 with a very good third-quarter result. All four business groups – property/casualty, life/health and financial reinsurance as well as specialty business – again delivered positive profit contributions. Our result establishes an exceptionally robust platform for revising upwards and framing in more concrete terms our original profit target for the full 2006 financial year, namely a return on equity of at least 15 percent. We now expect the return on equity to come in significantly higher than 15 percent, with Group net income in the order of EUR 480 million or earnings per share of around EUR 4.

The market environment in *property and casualty reinsurance*, our largest and most important business group, continues to be favourable: almost all segments presented us with further attractive opportunities to write profitable business. The treaty renewal phase as at 1 July 2006 provided additional evidence of the continuing shortage of reinsurance capacities for US natural catastrophe business. Prices have consequently remained on a high level, increasing even further in some areas. Under programmes that were especially hard hit by last year's hurricanes rates increased by up to 100 percent – and even more in certain isolated cases. The enhancement of pricing models to include loadings for elements that had previously been inadequately modelled or indeed entirely neglected also fostered the favourable rate trend. Taken together, all these factors are opening up attractive profit opportunities for your company.

Yet we are not relying exclusively on advantageous market conditions. For us, risk management is of the utmost importance: we have taken steps across a broad front to ensure that extraordinary catastrophe losses such as hurricane events do not place an excessive strain on our result.We have significantly scaled back our peak exposures while maintaining an unchanged premium volume, hence considerably improving the overall risk profile of our portfolio. In addition to using traditional retrocessions we continue to transfer insurance risks to the capital market in order to optimally safeguard our portfolio: following on from our "K5" transaction at the beginning of the year we placed our first-ever conventional catastrophe (CAT) bond in July. What is more, on the organisational side we have centralised our existing risk management activities in a newly established unit and further strengthened its dedicated team of staff.

In contrast to the two previous years, the hurricane season in the current year was a moderate one that did not cause losses for our company. All in all, the burden of major losses for the first nine months – amounting to 3.1 percent of net premium – was comfortably below the multi-year average of eight percent. The profit trend in our property and casualty reinsurance business is therefore most pleasing.

Our second-most important business group, *life and health reinsurance*, continues to offer very good potential for growth and profitability; our organic growth remains strong. The demographic trend in industrialised nations, for example, is fostering demand for protection products specially tailored to the needs of senior citizens. In addition to the enhanced annuities segment our other primary concentration in Europe is on expansion in the bancassurance sector. Our very good result as at 30 September 2006 constitutes an optimal platform for achieving our ambitious goals in this business group for the full financial year.

The development of our *financial reinsurance* business in the third quarter was satisfactory. Although growth lagged behind the two previous quarters, the demand trend for structured products has been sustained. This is especially true of the Eastern European and Asian markets.

Specialty insurance, our fourth business group, is progressing according to plan: the separation of the two US subsidiaries Praetorian Financial Group and Clarendon Insurance Group is now almost complete. Praetorian, which transacts our American specialty business, is perfectly poised to profit from the largely still advantageous market conditions. What is more, the company has further strengthened its management team. The good result in the third quarter should establish the basis for consistently enhancing the value of this business group.

I am similarly satisfied with the performance of our *investments*. Our portfolio of assets under own management grew sharply thanks to the sustained strong underwriting cash flow. Net investment income consequently improved slightly on the corresponding quarter of the previous year despite lower interest on deposits.

I have, however, drawn special satisfaction from the movement of our share price in recent weeks: after a very disappointing first half-year our share moved up strongly towards the end of the third quarter, and I am confident that the considerable potential inherent in your company will continue to be reflected in the share price going forward.

On my own behalf and that of all my colleagues on the Executive Board, I thank you most sincerely for your trust in Hannover Re. We are and will continue to be guided by our paramount objective of leading your company profitably and securely into the future.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1)2)] Berg	Chairman
Dr. Paul Wieandt [2)] Königstein i. T.	Deputy Chairman
Herbert K. Haas [1)2)] Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller [3)] Hannover	
Dr. Immo Querner Bonn (since 27 June 2006)	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Stuttgart (until 12 May 2006)	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1)] Member of the Standing Committee
[2)] Member of the Balance Sheet Committee
[3)] Staff representative

THE HANNOVER RE SHARE

The positive momentum on German capital markets was sustained in the third quarter of 2006. The German stock index (Dax) only barely fell short of its highest point so far this year recorded in May (6,141 points), and with growth of 11.0% since the turn of the year the market trend as at 29 September was clearly favourable.

German mid-caps performed even more strongly: at the end of the third quarter the MDax (+16.9%) again led the way ahead of the CDax for Insurance Stocks (+10.0%) and the EuroStoxx50 and Dow Jones (both +9.0%).

This marked positive trend was also reflected in the Hannover Re share's development in the third quarter. On 26 September it charted a new high for 2006 of EUR 33.31, an improvement of some 29% on this year's lowest level of EUR 25.85.

As at the end of the quarter our share closed at EUR 33.17. This is equivalent to a performance of +10.8% since 30 December 2005.

The Hannover Re share surpassed our internal benchmark, the weighted "ABN Amro Rothschild Global Reinsurance Index", by 4.6 percentage points in the first three quarters of the year to date.

Performance of the Hannover Re share compared with standard benchmark indices



in %
125
120
115
110
105
100
95
90
85
2 January 2006
26 January 2006
7 February 2006
3 March 2006
15 March 2006
8 April 2006
20 April 2006
2 May 2006
26 May 2006
7 June 2006
1 July 2006
25 July 2006
6 August 2006
30 August 2006
1 September 2006
29 September 2006
Hannover Re share
Dax
CDax for insurance stocks
MDax

The third quarter at Hannover Re was again notable for a broad range of investor relations activities. By the end of September we had already taken part in 30 international roadshows and investor conferences and we had hosted around 30 groups of European and US investors and financial analysts at our Home Office in Hannover. The favourable perception of Hannover Re on capital markets is also reflected in analyst opinions.

As at 29 September 16 of the 35 analysts listed by Bloomberg and Reuters (equivalent to roughly 46%) recommended the Hannover Re share as a "buy". Analysts currently put the price target for the Hannover Re share at around EUR 35 on average, i.e. still about 6% higher than the closing price on 29 September 2006. Given the price of EUR 34.12 on 12 October, the price/earnings (P/E) ratio based on the consensus profit estimate for 2006 is around 9.

The Hannover Re share in comparison with the ABN Amro Rothschild Global Reinsurance Index



in %
115
110
105
100
95
90
85
2 January 2006
26 January 2006
7 February 2006
19 February 2006
15 March 2006
27 March 2006
20 April 2006
2 May 2006
14 May 2006
7 June 2006
1 July 2006
25 July 2006
6 August 2006
30 August 2006
1 September 2006
29 September 2006
Hannover Re share
AA Global Reinsurance Index

The ABN Amro Rothschild Global Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

Share information

Figures in EUR	30.9.2006	2005	2004	2003 [1]	2002 [1]	2001 [1]
Earnings per share (diluted)	3.15	0.41	2.32	3.24	2.75	0.11
Dividend per share	–	–	1.00	0.95	0.85	–
Gross dividend	–	–	1.00	0.95	0.85	–

[1] *On a US GAAP basis*

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 50.2% Free float: 49.8%
Common shares as at 30 September 2006:	EUR 120,597,134.00
Number of shares as at 30 September 2006:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 September 2006:	EUR 4,000.2 million

Business development

We were highly satisfied with the course of the third quarter of 2006. All four business groups developed according to plan. Our result establishes an exceptionally robust platform for revising upwards and framing in more concrete terms our original profit target for the full 2006 financial year, namely a return on equity of at least 15%. We now expect the return on equity to come in significantly higher than 15%, with Group net income in the order of EUR 480 million or earnings per share of around EUR 4.

Gross written premium in total business amounted to EUR 7.6 billion (EUR 7.3 billion) as at 30 September 2006; this corresponds to growth of roughly 4.3% compared to the same period of the previous year. At constant exchange rates the growth would have been 3.3%. With the level of retained premium slightly higher at 84.4% (80.2%), net premium climbed 6.4% to EUR 6.0 billion (EUR 5.6 billion).

The performance of our investments was also thoroughly satisfactory overall; thanks to the sustained strong underwriting cash flow our portfolio of self-managed assets continued to grow (+4.3%), as a consequence of which ordinary income improved on the previous year to EUR 590.5 million (EUR 482.5 million) and more than made up for another decline in interest on deposits. The rise in interest rates on fixed-income securities nevertheless took a toll on our unrealised gains. With realised gains on disposals lower than in the previous year, net investment income contracted slightly by 1.1% to EUR 816.4 million (EUR 825.4 million).

The operating profit (EBIT) was boosted sharply to a very pleasing EUR 706.8 million (EUR 63.8 million). It should be borne in mind here that the result for the comparative period was adversely impacted by the extraordinary hurricane losses of the previous year. Group net income as at 30 September 2006 amounted to EUR 380.1 million (EUR 61.9 million). Earnings of EUR 3.15 (EUR 0.51) per share were generated, corresponding to a gratifying annualised return on equity of 18.6%.

Our financial strength also continues to be very solid, with shareholders' equity improving by EUR 244.8 million compared to the position at year-end to reach EUR 2.8 billion. The book value per share consequently increased by 9.4%. The policyholders' surplus, comprised of shareholders' equity, minority interests and hybrid capital, grew by 6.5% to EUR 4.9 billion (EUR 4.6 billion).

Property and casualty reinsurance

The property and casualty reinsurance market still offers a favourable business climate – an assessment reinforced by the North American renewal phase in June and July of this year. Most significantly, last year's extraordinarily severe hurricane season prompted substantial – for reinsurers positive – changes in market conditions for property insurance in the United States. In the reinsurance programmes that had been impacted by the hurricane events substantially higher rates were obtained, with some increases in excess of 100%. Key factors here were the shortage of reinsurance capacity and the updating of pricing and rating models in light of insights gained from last year's hurricanes to take account of components that had previously been disregarded or inadequately modelled.

As a consequence of revising our models, we scaled back our peak exposures – in some cases to a substantial extent. If a natural disaster comparable with hurricane "Katrina" were to occur again this year, the burden of losses for our company would be roughly half that of the previous year. Especially noteworthy is the fact that thanks to the sharp rise in rates we were able to reduce our risks in this way without suffering a decline in the premium volume generated in this segment, indeed, the volume generated was actually boosted.

The development of the casualty lines was also thoroughly gratifying, and with a few exceptions prices generally held stable across the board. All in all, market conditions in property and casualty

reinsurance were thus largely commensurate with the risks and hence continued to be attractive.

Yet rates moved even more sharply on the retrocession market, through which we obtain protection covers for peak exposures. Against this back-drop risk transfers to the capital market took on even greater importance. Catastrophe (CAT) bonds with a volume of USD 3 billion were issued in 2006 alone. In addition, transactions worth USD 2.5 billion were concluded with so-called sidecars (special purpose entities for retrocessions). As part of its risk management policy Hannover Re is similarly making increasing use of transfers of insurance risks to the capital market alongside traditional retrocessions. Following our largest-volume transaction ("K5") to date at the beginning of the year, we placed a conventional catastrophe bond in July – the first time that we have used this tool. The bond, which has a volume of USD 150 million, protects against European windstorm risks. With this transaction we have extended and better diversified our risk management through the addition of a new component.

Thanks to this excellent market positioning, Hannover Re can profit to a gratifying extent from the attractive market conditions that are opening up. A further factor here is an aspect of our treaty negotiations with clients that we refer to as "showing" and "signing": as an established and financially strong reinsurer we are offered and awarded virtually the entire spectrum of reinsurance business. This is a clear competitive advantage, since in this way we are able to cherry-pick the business that best lives up to our exacting profitability standards.

Key figures for property and casualty reinsurance

Figures in EUR million	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premium	2 607.0	1 121.0	(8.5%)	3 728.0	+2.2%	1 225.7	3 649.7
Net premium earned	2 035.7	930.3	(5.5%)	2 966.0	+5.0%	984.5	2 825.2
Underwriting result	37.4	25.8	(106.0%)	63.2	(117.2%)	(429.5)	(368.3)
Net investment income	240.9	210.9	+33.3%	451.9	+17.2%	158.2	385.7
Operating profit/ loss (EBIT)	280.5	199.4	(174.6%)	479.8		(267.2)	(32.3)
Group net income	167.5	100.6	(162.6%)	268.1	+695.6%	(160.7)	33.7
Earnings per share in EUR	1.39	0.83	(162.6%)	2.22	+695.6%	(1.33)	0.28
Retention	83.1%	87.8%		84.5%		79.3%	84.3%
Combined ratio	98.2%	97.2%		97.9%		143.6%	113.0%

Gross written premium totalled EUR 3.7 billion (EUR 3.6 billion) as at 30 September 2006; this corresponded to an increase of 2.2%. At constant exchange rates, especially against the US dollar, growth would have been 1.5%. The level of retained premium remained virtually unchanged at 84.5% (84.3%). Net premium earned increased by 5.0% to EUR 3.0 billion (EUR 2.8 billion).

On the claims side the third quarter passed off thoroughly unremarkably. We incurred just two major losses – a property insurance claim in Russia and a flood loss in India – with a total net strain of EUR 12.1 million for our account. Overall, the net burden of major losses for the first nine months amounted to EUR 92.6 million (EUR 867.0 million). Equivalent to 3.1% of net premium in property and casualty reinsurance, this figure is well below the multi-year average of 8%. The fact that the combined ratio still stood at 97.9% (113.0%) reflects our continued conservative reserving policy.

The operating profit (EBIT) in property and casualty reinsurance as at 30 September 2006 amounted to EUR 479.8 million (-EUR 32.3 million), while Group net income totalled EUR 268.1 million (EUR 33.7 million). The corresponding quarter of 2005 had been heavily impacted by losses associated with hurricanes "Katrina" and "Rita". The earnings per share came in at a very pleasing EUR 2.22 (EUR 0.28).

Life and health reinsurance

In life and health reinsurance we are active in five segments: new business financing, cultivation of new markets and products – such as special senior citizens' and annuity products –, bancassurance, partnerships with large multinational clients and traditional life and health business. With this broad positioning we are able to ensure that our portfolio offers considerable promise for the future and can rely upon strong organic growth.

Life and health reinsurance progressed highly favourably in the third quarter of 2006. We vigorously enlarged our premium volume, writing new business primarily in the annuity sector on European markets – including, for example, the United Kingdom. Especially in the developed industrial nations, the demographic trend is proving to be an engine for growth in annuity and health insurance business. Although in the current interest rate environment it is not yet possible to design enhanced annuities in Germany as attractively as we would like, we see here a promising market for the future – particularly in the senior citizens' product segment. Additional growth impetus derived from various Asian markets and South Africa.

Key figures for life and health reinsurance

Figures in EUR million	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premium	1 282.6	700.2	+12.2%	1 982.7	+13.0%	624.2	1 755.4
Net premium earned	1 124.0	574.8	(4.5%)	1 698.7	+2.6%	601.6	1 655.1
Net investment income	133.3	68.7	(10.1%)	202.1	+0.6%	76.4	200.9
Operating profit (EBIT)	78.2	29.6	+21.7%	107.8	+58.3%	24.3	68.1
Group net income	51.1	19.6	+13.2%	70.8	+50.6%	17.3	47.0
Earnings per share in EUR	0.42	0.17	+13.2%	0.59	+50.6%	0.14	0.39
Retention	88.0%	82.4%		86.0%		95.2%	93.9%
EBIT margin [1]	7.0%	5.2%		6.4%		4.0%	4.1%

[1] *Operating profit (EBIT) / net premium earned*

In Europe, in addition to the enhanced annuities segment, our sights remain firmly set on the expansion of our bancassurance business. Our focus in the American market remains on the steadily growing market for seniors' products and high-value financing transactions.

Gross written premium as at 30 September 2006 rose by 13.0% to EUR 2.0 billion (EUR 1.8 billion). At constant exchange rates the growth would have amounted to 12.4%. The level of retained premium fell 7.9 percentage points to 86.0% (93.9%). This was primarily due to our "L6" transaction concluded at the start of the year. Net premium earned grew by 2.6% to EUR 1.7 billion (EUR 1.7 billion).

We were highly satisfied with the development of results as at 30 September 2006: the operating profit (EBIT) climbed 58.3% to EUR 107.8 million (EUR 68.1 million). The sharp rise was influenced by extraordinary income in the second quarter. Had it not been for this special effect EBIT would still have amounted to a highly gratifying EUR 87.8 million. Group net income improved by 50.6% to EUR 70.8 million (EUR 47.0 million), producing earnings of EUR 0.59 (EUR 0.39) per share.

Financial reinsurance

Financial reinsurance developed according to plan; premium growth was sustained into the third quarter. We were able to enlarge our business, especially in Eastern Europe and Asia. Most notably, demand for surplus relief contracts continued to strengthen. The majority of our clients for such solutions are mutual insurers or privately owned insurance companies that do not have access to the capital market.

Key figures for financial reinsurance

Figures in EUR million	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premium	711.3	212.9	+19.9%	924.3	+34.4%	177.6	687.6
Net premium earned	436.4	222.2	+16.8%	658.6	+16.6%	190.3	564.9
Net investment income	60.8	18.8	(67.7%)	79.7	(58.6%)	58.2	192.6
Operating profit (EBIT)	33.5	10.4	+19.3%	43.8	(25.4%)	8.7	58.8
Group net income	25.2	10.8	+37.5%	36.0	(22.6%)	7.9	46.6
Earnings per share in EUR	0.21	0.09	+37.5%	0.30	(22.6%)	0.07	0.39
Retention	94.8%	100.0%		96.0%		89.9%	91.5%
EBIT margin [1]	7.7%	4.7%		6.7%		4.6%	10.4%

[1] *Operating profit (EBIT)/net premium earned*

Gross written premium in financial reinsurance climbed sharply by 34.4% to EUR 924.3 million (EUR 687.6 million) as at 30 September 2006. At constant exchange rates growth would have been 32.6%. The level of retained premium increased by 4.5 percentage points to 96.0% (91.5%). Net premium earned climbed 16.6% to EUR 658.6 million (EUR 564.9 million).

The operating profit (EBIT) contracted as expected by a substantial 25.4% as at 30 September 2006 to EUR 43.8 million (EUR 58.8 million). In the previous two years we had commuted a number of large-volume contracts with pleasing profits. It continues to be the case that in phases of significant growth the relative profit booked in the early quarters is lower due to our conservative approach to revenue realisation, but this creates an earnings cushion for the future.

With an EBIT margin of close to 7% this business group nevertheless still delivers a very attractive return above the cost of capital. Group net income came in 22.6% short of the same period of the previous year at EUR 36.0 million (EUR 46.6 million). This was equivalent to earnings of EUR 0.30 (EUR 0.39) per share.

Specialty insurance

Having reorganised our specialty insurance business group in the USA into two distinct units, we are well on the way to maximising the value of this business group: the Praetorian Financial Group, Inc. bears responsibility for the specialty insurance that constitutes the strategic focus of our activities and has developed highly favourably. This is true of both the growth in premium volume and the profitability of the business written.

Since the aforementioned restructuring the Clarendon Insurance Group, Inc. has concentrated on the remaining commodity business and is responsible for the management and winding up of terminated programmes. Its goal is to further reduce the existing commodity business. On account of regulatory restrictions such as government-imposed moratoria, however, the company has not yet been able to scale back the remaining catastrophe-exposed business to the desired extent. For this reason we were compelled to retain the programme of protection cover for the residual natural catastrophe exposures – albeit now at significantly increased costs.

Key figures for specialty insurance

Figures in EUR million	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premium	868.9	438.1	(15.0%)	1 306.9	(2.2%)	515.2	1 336.1
Net premium earned	449.6	179.7	+18.2%	629.3	+11.4%	152.0	565.1
Underwriting result	12.1	(3.3)	(94.1%)	8.8	(118.3%)	(56.2)	(48.1)
Net investment income	34.1	13.6	(19.2%)	47.7	+36.4%	16.8	35.0
Operating profit/ loss (EBIT)	35.5	9.5	(122.6%)	45.0	(398.4%)	(41.9)	(15.1)
Group net income	27.9	3.3	(112.4%)	31.2	(536.7%)	(26.6)	(7.1)
Earnings per share in EUR	0.23	0.03	(112.4%)	0.26	(536.7%)	(0.22)	(0.06)
Retention	58.3%	45.5%		54.0%		34.2%	40.4%
Combined ratio	97.3%	101.9%		98.6%		137.0%	108.5%

The gross premium volume of the specialty insurance business group was distorted in the first and second quarters by consolidation effects; this was adjusted retrospectively in the third quarter. The gross premium contracted by 2.2% as at 30 September 2006 to EUR 1.3 billion (EUR 1.3 billion). At constant exchange rates premium income would have declined by 3.7%. The level of retained premium increased by 13.6 percentage points to 54.0% (40.4%). The special effect had no implications for net premium, which climbed 11.4% to EUR 629.3 million (EUR 565.1 million).

The results for the first nine months of 2006 clearly show that with our systematic orientation towards specialty business we are on the right track for achieving our goals in the specialty insurance business group. The combined ratio improved on the figure for the corresponding period of the previous year to 98.6% (108.5%). The operating profit (EBIT) increased to EUR 45.0 million (-EUR 15.1 million). Group net income grew to EUR 31.2 million (-EUR 7.1 million) as at 30 September 2006, producing earnings of EUR 0.26 (-EUR 0.06) per share.

Investments

After international stock indices – and especially European exchanges – had fared very well at the start of 2006, the third quarter all but made up for the price declines suffered in the middle of the year.

The situation on American and European bond markets was notable for yield increases and greater volatility in virtually all durations along the yield curve. In the area of fixed-income securities we therefore continue to emphasise above all high quality and liquidity with a neutral duration.

The sustained strong inflow of cash more than offset the price effects associated with the rise in yields on international bond markets, and our assets under own management consequently increased by EUR 0.8 billion compared to year-end 2005 to stand at EUR 19.9 billion.

All in all, investment income was in line with our expectations: ordinary income excluding interest on deposits climbed sharply by 22.4% to EUR 590.5 million, as against EUR 482.5 million in the corresponding period of the previous year. This was attributable principally to the growth in the average portfolio of self-managed assets (12.0%) and, inter alia, also to the stronger US dollar compared to 2005. As anticipated, the rise in interest rates in our main currency areas eroded the unrealised gains in our portfolio of fixed-income securities.

As part of our pro-active approach to portfolio management profits of EUR 191.4 million (EUR 198.7 million) were generated on the disposal of investments, as against realised losses of EUR 71.1 million (EUR 60.9 million). The write-downs taken on securities were *again marginal* at EUR 11.0 million (EUR 11.4 million). Due to sharply lower interest on deposits of EUR 150.4 million (EUR 252.5 million), which was not entirely offset by the rise in ordinary income, net investment income declined by a further 1.1% compared to the same period of the previous year to EUR 816.4 million (EUR 825.4 million).

Outlook for the full 2006 financial year

In view of the attractive market opportunities that are opening up to us – especially in property/casualty and life/health reinsurance – we are looking forward to *a very good 2006 financial year*. This forecast is, as always, subject to the proviso that the burden of major losses remains within the bounds of the multi-year average and that there are no unforeseen adverse downturns on the capital markets.

Market conditions in *property and casualty reinsurance* remain good on balance. All the treaty renewal phases completed to date have presented opportunities for us to write attractive business at prices and conditions that are commensurate with the risks. In some segments we even anticipate further rate increases due to the recalibration of simulation models to reflect the insights gained from last year's hurricanes. Yet even in lines that were spared catastrophe losses we are seeing largely stable and hence favourable rates. In those areas that are witnessing rate reductions (such as aviation lines), prices for the business that we write are still adequate.

The annual gatherings of reinsurers in Monte Carlo in September and in Baden-Baden and the United States in October underlined the fact that the reinsurance market is continuing to enjoy a period of stability, and there is therefore no reason to anticipate widespread rate cuts or deteriorations in terms and conditions in the year ahead. The modest round of treaty renewals conducted in October also reaffirmed that market conditions remain favourable.

Despite the present advantageous market climate, we are keeping a close eye on the markets of the future. In view of the enormous growth potential inherent in the worldwide Islamic insurance market, we have decided to establish a subsidiary in Bahrain for Sharia-compliant reinsurance – known as retakaful business. We received the appropriate licence from the Central Bank of Bahrain in September. Business operations will commence in mid-November in good time for the renewal season.

All in all, despite significantly scaling back our peak exposures – especially in the United States –, we expect premium growth in the range of 2% to 4% in property and casualty reinsurance. As long as the burden of major losses remains within the multi-year average of 8% of net premium, we anticipate a very healthy profit contribution.

In *life and health reinsurance* growth impetus is expected from European and various Asian markets as well as South Africa. Having received a business licence for China in November, Hannover Re should enjoy particularly promising growth prospects in this market going forward. We are looking to double-digit increases in both the premium volume and the result. Our goal of generating a three-figure operating profit (EBIT) and an EBIT margin of 5% on a sustained basis from 2006 onwards is within reach.

In *financial reinsurance* further healthy demand for structured products is to be expected. Overall premium growth should be able to reach double digits in percentage terms. Although it will be lower than in the previous year, another pleasing contribution to Group net income is likely.

Our primary focus in the *specialty insurance* business group continues to be on the profitability of our portfolio; a positive result in excess of the cost of capital is expected.

The anticipated favourable underwriting cash flow will likely lead to further growth in the total asset volume. Given a normal market environment the income from *investments* under our own management should also increase again.

In light of the development to date of our *business groups and* the economic climate, we are absolutely on track for a highly successful 2006 financial year. Assuming that the burden of major losses is in line with the multi-year average and that there are no unexpectedly adverse movements on capital markets, an excellent result should be attainable in the current year: we now expect to generate a return on equity significantly in excess of 15% and Group net income in the order of EUR 480 million or earnings of around EUR 4 per share in the 2006 financial year. Our goal is to pay a dividend in the range of 35% to 40% of Group net income.

CONSOLIDATED QUARTERLY ACCOUNTS

CONSOLIDATED BALANCE SHEET

Figures in EUR thousand	2006	2005
Assets	30.9.	31.12.
Fixed-income securities – held to maturity	1 632 037	458 717
Fixed-income securities – loans and receivables	897 279	745 982
Fixed-income securities – available for sale	13 937 772	14 383 176
Fixed-income securities – at fair value through profit or loss	128 068	88 111
Equity securities – available for sale	1 311 910	1 213 291
Equity securities – at fair value through profit or loss	10 211	–
Trading	21 780	22 834
Real estate	31 373	198 122
Investments in associated companies	164 198	170 414
Other invested assets	605 853	563 493
Short-term investments	674 087	769 758
Cash	493 825	465 161
Total investments and cash under own management	19 908 393	19 079 059
Funds held	8 763 024	8 169 282
Contract deposits	539 687	278 028
Total investments	29 211 104	27 526 369
Reinsurance recoverables on unpaid claims	3 914 437	4 739 026
Reinsurance recoverables on benefit reserve	372 284	94 089
Prepaid reinsurance premium	259 615	463 528
Reinsurance recoverables on other technical reserves	5 784	19 436
Deferred acquisition costs	2 389 453	2 228 501
Accounts receivable	3 290 247	3 367 105
Goodwill	191 169	193 098
Deferred tax assets	919 271	881 765
Other assets	238 431	269 000
Accrued interest and rent	7 352	7 290
	40 799 147	39 789 207

Figures in EUR thousand	2006	2005
Liabilities	**30.9.**	**31.12.**
Loss and loss adjustment expense reserve	18 935 356	20 210 041
Benefit reserve	6 030 291	5 779 169
Unearned premium reserve	2 181 556	1 977 570
Provisions for contingent commissions	200 650	190 551
Funds held	1 736 035	1 135 479
Contract deposits	3 316 983	2 442 952
Reinsurance payable	1 039 862	1 139 843
Provisions for pensions	61 724	57 626
Taxes	225 563	135 678
Provision for deferred taxes	1 733 293	1 670 876
Other liabilities	385 619	346 404
Long-term liabilities	1 495 727	1 545 531
Total liabilities	37 342 659	36 631 720
Shareholders' equity		
Common shares	120 597	120 597
Nominal value 120 597 Authorised capital 60 299		
Additional paid-in capital	724 562	724 562
Common shares and additional paid-in capital	845 159	845 159
Cumulative other comprehensive income		
Unrealised gains and losses on investments	190 170	225 391
Cumulative foreign currency translation adjustment	(35 225)	64 934
Other changes in cumulative other comprehensive income	(1 503)	(1 582)
Total other comprehensive income	153 442	288 743
Retained earnings	1 847 239	1 467 132
Shareholders' equity before minorities	2 845 840	2 601 034
Minority interests	610 648	556 453
Total shareholders' equity	3 456 488	3 157 487
	40 799 147	39 789 207

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 September 2006

Figures in EUR thousand	2006		2005	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gross written premium	2 403 845	7 648 312	2 505 381	7 336 116
Ceded written premium	427 481	1 194 732	610 491	1 456 064
Change in gross unearned premium	(37 021)	(305 832)	50 876	(212 244)
Change in ceded unearned premium	(31 886)	(194 961)	(23 134)	(70 551)
Net premium earned	1 907 457	5 952 787	1 922 632	5 597 257
Ordinary investment income	191 170	590 525	163 622	482 486
Profit/loss from investments in associated companies	1 049	2 241	5 326	(1 149)
Income/expense on funds withheld and contract deposits	41 891	150 444	79 411	252 455
Realised gains on investments	140 383	191 416	100 815	198 724
Realised losses on investments	32 677	71 102	23 185	60 869
Unrealised gains and losses on investments	1 075	11 282	4 810	6 745
Total depreciation, impairments and appreciation of investments	3 493	14 690	4 345	15 886
Other investment expenses	17 369	43 703	12 182	37 107
Net investment income	322 029	816 413	314 272	825 399
Other technical income	841	1 751	319	6 277
Total revenues	2 230 327	6 770 951	2 237 223	6 428 933
Claims and claims expenses	1 344 681	4 135 846	1 892 056	4 460 237
Change in benefit reserves	72 744	140 257	128 261	233 645
Commission and brokerage, change in deferred acquisition costs	457 078	1 521 322	412 312	1 348 639
Other acquisition costs	2 640	12 953	2 930	12 575
Other technical expenses	13 807	41 700	15 698	44 404
Administrative expenses	58 109	174 103	52 457	172 625
Total technical expenses	1 949 059	6 026 181	2 503 714	6 272 125
Other income and expenses	(24 178)	(37 929)	(16 488)	(93 021)
Operating profit/loss (EBIT)	257 090	706 841	(282 979)	63 787
Interest on hybrid capital	20 930	62 022	20 540	54 644
Net income before taxes	236 160	644 819	(303 519)	9 143
Taxes	84 803	191 314	(115 266)	(61 195)
Net income	151 357	453 505	(188 253)	70 338
thereof				
Minority interest in profit and loss	27 825	73 398	(4 033)	8 402
Group net income	123 532	380 107	(184 220)	61 936
Earnings per share				
Earnings per share in EUR	1.02	3.15	(1.53)	0.51

CONSOLIDATED STATEMENT

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Shareholders' equity
			Currency translation	Unrealised gains/losses	Other			
Balance as at 1.1.2005	120 597	724 562	(41 409)	190 389	(1 597)	1 532 611	531 328	3 056 481
Change in consolidated group								
Capital increases/ additions							4 764	4 764
Capital repayments							(1 535)	(1 535)
Changes without effect on income			89 753	52 454	106	(695)	21 545	163 163
Dividends paid						(120 597)	(19 863)	(140 460)
Net income						61 936	8 402	70 338
Balance as at 30.9.2005	120 597	724 562	48 344	242 843	(1 491)	1 473 255	544 641	3 152 751
Balance as at 1.1.2006	120 597	724 562	64 934	225 391	(1 582)	1 467 132	556 453	3 157 487
Change in consolidated group							(16 981)	(16 981)
Capital increases/ additions							17 875	17 875
Capital repayments							(4 905)	(4 905)
Changes without effect on income			(100 159)	(35 221)	79		(4 751)	(140 052)
Dividends paid							(10 441)	(10 441)
Net income						380 107	73 398	453 505
Balance as at 30.9.2006	120 597	724 562	(35 225)	190 170	(1 503)	1 847 239	610 648	3 456 488

CONSOLIDATED CASH FLOW STATEMENT

as at 30 September 2006

Figures in EUR thousand	2006 1.1.–30.9.	2005 1.1.–30.9.
I. Cash flow from operating activities		
Net income	453 505	70 338
Appreciation/depreciation	50 045	27 585
Net realised gains and losses on investments	(120 314)	(137 855)
Amortisation of investments	(6 722)	3 943
Changes in funds held	(168 242)	457 206
Net changes in contract deposits	634 194	409 589
Changes in prepaid reinsurance premium (net)	500 763	281 855
Changes in tax assets/provisions for taxes	149 606	(118 406)
Changes in benefit reserves (net)	57 429	199 262
Changes in claims reserves (net)	268 113	525 800
Changes in deferred acquisition costs	(203 365)	(211 186)
Changes in other technical provisions	35 621	29 604
Changes in clearing balances	(128 504)	(100 967)
Changes in other assets and liabilities (net)	58 319	41 321
Cash flow from operating activities	1 580 448	1 478 089
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	39 863	26 323
Purchases	(15 160)	(18 751)
Fixed-income securities – loans and receivables		
Maturities, sales	653	486 320
Purchases	(154 708)	(758 490)
Fixed-income securities – available for sale		
Maturities, sales	4 025 083	5 388 167
Purchases	(5 534 499)	(6 957 414)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	14 677	10 189
Purchases	(53 241)	(13 347)
Equity securities – available for sale		
Sales	958 477	864 178
Purchases	(947 173)	(841 470)

Figures in EUR thousand	2006 1.1.–30.9.	2005 1.1.–30.9.
Equity securities – at fair value through profit or loss		
Purchases	(10 000)	–
Other invested assets		
Sales	48 642	40 191
Purchases	(67 291)	(73 219)
Affiliated companies and participating interests		
Sales	8 150	13 828
Purchases	(12 389)	(838)
Real estate		
Sales	174 929	–
Purchases	(556)	(255)
Short-term investments		
Changes	53 439	104 320
Other changes (net)	(23 279)	(12 305)
Cash flow from investing activities	(1 494 383)	(1 742 573)
III. Cash flow from financing activities		
Contribution from capital measures	12 970	2 981
Dividends paid	(10 441)	(141 584)
Proceeds from long-term debts	3 953	268 871
Repayment of long-term debts	(41 848)	(8 774)
Cash flow from financing activities	(35 366)	121 494
IV. Exchange rate differences on cash	(22 035)	33 251
Change in cash and cash equivalents (I.+II.+III.+IV.)	28 664	(109 739)
Cash and cash equivalents at the beginning of the period	465 161	481 051
Change in cash and cash equivalents *according* to cash flow statement	28 664	(109 739)
Cash and cash equivalents at the end of the period	493 825	371 312
Income taxes	(26 770)	(44 456)
Interest paid	(121 586)	(138 162)

SEGMENTAL REPORT

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3–20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2006	2005	2006	2005
	30.9.	31.12.	30.9.	31.12.
Assets				
Held to maturity	1 219 663	324 208	65 587	22 349
Loans and receivables	608 635	476 725	38 983	40 219
Available for sale	9 677 989	10 065 983	2 082 061	1 713 446
At fair value through profit or loss	70 454	52 564	35 182	34 338
Trading	14 641	15 345	6 641	6 974
Other invested assets	744 177	881 565	57 229	49 695
Short-term investments	417 036	336 110	126 238	166 824
Cash	316 841	277 828	62 563	47 342
Total investments and cash under own management	13 069 436	12 430 328	2 474 484	2 081 187
Funds held by ceding companies	188 366	206 646	7 436 893	6 497 292
Contract deposits	–	–	539 687	278 028
Total investments	13 257 802	12 636 974	10 451 064	8 856 507
Reinsurance recoverables on unpaid claims	1 793 467	2 178 090	117 889	107 100
Reinsurance recoverables on benefit reserves	–	–	372 284	94 089
Prepaid reinsurance premium	109 895	131 957	7 842	950
Reinsurance recoverables on other reserves	1 685	(1 087)	4 099	5 353
Deferred acquisition costs	265 373	262 885	1 943 534	1 860 294
Accounts receivable	1 501 312	1 370 080	574 297	732 734
Other assets in the segment	2 427 361	2 234 829	193 146	167 942
Total	19 356 895	18 813 728	13 664 155	11 824 969

Financial reinsurance		Specialty insurance		Consolidation		Total	
2006	2005	2006	2005	2006	2005	2006	2005
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
134 641	81 375	39 905	–	172 241	30 785	1 632 037	458 717
111 323	96 376	–	–	138 338	132 662	897 279	745 982
1 109 399	1 136 026	1 826 901	1 912 719	553 332	768 293	15 249 682	15 596 467
11 407	1 209	–	–	21 236	–	138 279	88 111
498	515	–	–	–	–	21 780	22 834
15	63	3	706	–	–	801 424	932 029
40 058	161 173	86 252	105 509	4 503	142	674 087	769 758
13 242	12 655	100 453	118 256	726	9 080	493 825	465 161
1 420 583	1 489 392	2 053 514	2 137 190	890 376	940 962	19 908 393	19 079 059
1 213 992	1 455 396	17 555	12 086	(93 782)	(2 138)	8 763 024	8 169 282
–	–	–	–	–	–	539 687	278 028
2 634 575	2 944 788	2 071 069	2 149 276	796 594	938 824	29 211 104	27 526 369
141 646	141 950	2 551 203	2 738 741	(689 768)	(426 855)	3 914 437	4 739 026
–	–	–	–	–	–	372 284	94 089
407	383	265 872	390 253	(124 401)	(60 015)	259 615	463 528
–	–	–	15 170	–	–	5 784	19 436
73 206	6 358	105 431	98 964	1 909	–	2 389 453	2 228 501
191 444	305 422	1 038 020	1 006 901	(14 826)	(48 032)	3 290 247	3 367 105
46 222	50 527	180 376	165 874	(1 490 882)	(1 268 019)	1 356 223	1 351 153
3 087 500	3 449 428	6 211 971	6 565 179	(1 521 374)	(864 097)	40 799 147	39 789 207

Segmentation of technical and other liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2006	2005	2006	2005
	30.9.	31.12.	30.9.	31.12.
Liabilities				
Loss and loss adjustment expense reserve	12 453 412	12 513 061	1 304 285	1 284 403
Benefit reserve	–	–	6 030 291	5 779 169
Unearned premium reserve	1 287 716	1 181 376	33 018	21 057
Provisions for contingent commissions	117 493	119 164	36 569	36 439
Funds held under reinsurance contracts	482 522	472 497	933 894	297 910
Contract deposits	–	–	3 175 563	2 287 462
Reinsurance payable	584 250	415 907	211 262	261 138
Long-term liabilities	59 280	107 432	–	–
Other liabilities in the segment	1 658 732	1 492 279	1 194 344	1 150 229
Total	16 643 405	16 301 716	12 919 226	11 117 807

Financial reinsurance		Specialty insurance		Consolidation		Total	
2006	2005	2006	2005	2006	2005	2006	2005
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
2 300 414	2 789 737	3 565 561	4 051 892	(688 316)	(429 052)	18 935 356	20 210 041
–	–	–	–	–	–	6 030 291	5 779 169
287 266	68 613	698 206	769 691	(124 650)	(63 167)	2 181 556	1 977 570
37 457	34 948	9 131	–	–	–	200 650	190 551
35 788	25 707	377 746	339 365	(93 915)	–	1 736 035	1 135 479
141 420	155 490	–	–	–	–	3 316 983	2 442 952
62 729	108 495	197 118	400 915	(15 497)	(46 612)	1 039 862	1 139 843
–	–	–	67 602	1 436 447	1 370 497	1 495 727	1 545 531
128 414	220 240	1 072 750	887 386	(1 648 041)	(1 539 550)	2 406 199	2 210 584
2 993 488	3 403 230	5 920 512	6 516 851	(1 133 972)	(707 884)	37 342 659	36 631 720

SEGMENTAL REPORT

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2006	2005	2006	2005
	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
Gross written premium	3 728 039	3 649 699	1 982 727	1 755 403
thereof				
From insurance business with other segments	77 208	77 255	14 226	14 069
From insurance business with external third parties	3 650 831	3 572 444	1 968 501	1 741 334
Net premium earned	2 966 001	2 825 191	1 698 713	1 655 076
Net investment income	451 860	385 692	202 061	200 868
Claims and claims expenses	2 203 279	2 555 640	1 064 912	1 008 644
Change in benefit reserves	–	–	140 257	233 645
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	622 405	567 450	571 778	497 657
Administrative expenses	77 106	70 432	37 363	42 908
Other income and expenses	(35 229)	(49 655)	21 320	(4 982)
Operating profit/loss (EBIT)	479 842	(32 294)	107 784	68 108
Interest on hybrid capital	–	–	–	–
Net income before taxes	479 842	(32 294)	107 784	68 108
Taxes	151 364	(71 218)	27 175	18 007
Net income	328 478	38 924	80 609	50 101
thereof				
Minority interest in profit and loss	60 371	5 226	9 840	3 123
Group net income	268 107	33 698	70 769	46 978

Financial reinsurance		Specialty insurance		Consolidation		Total	
2006	2005	2006	2005	2006	2005	2006	2005
1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
924 262	687 618	1 306 929	1 336 113	(293 645)	(92 717)	7 648 312	7 336 116
202 211	1 393	–	–	(293 645)	(92 717)	–	–
722 051	686 225	1 306 929	1 336 113	–	–	7 648 312	7 336 116
658 566	564 850	629 315	565 145	192	(13 005)	5 952 787	5 597 257
79 662	192 583	47 726	34 988	35 104	11 268	816 413	825 399
472 939	486 558	395 731	423 924	(1 015)	(14 529)	4 135 846	4 460 237
–	–	–	–	–	–	140 257	233 645
214 459	205 796	167 849	131 208	(2 267)	(2 770)	1 574 224	1 399 341
6 139	4 346	56 950	58 069	(3 455)	(3 130)	174 103	172 625
(844)	(1 933)	(11 520)	(2 008)	(11 656)	(34 443)	(37 929)	(93 021)
43 847	58 800	44 991	(15 076)	30 377	(15 751)	706 841	63 787
–	–	–	–	62 022	54 644	62 022	54 644
43 847	58 800	44 991	(15 076)	(31 645)	(70 395)	644 819	9 143
4 610	12 146	13 819	(7 938)	(5 654)	(12 192)	191 314	61 195
39 237	46 654	31 172	(7 138)	(25 991)	(58 203)	453 505	70 338
3 187	53	–	–	–	–	73 398	8 402
36 050	46 601	31 172	(7 138)	(25 991)	(58 203)	380 107	61 936

Our secondary segmental reporting for the investments and gross written premium is based upon regional origin.

Investments [1]

Figures in EUR thousand	2006	2005
	30.9.	31.12.
Total investments excluding cash		
Germany	5 624 707	5 138 837
United Kingdom	1 052 654	1 003 165
France	966 916	989 583
Other	2 556 463	2 093 018
Europe	10 200 740	9 224 603
USA	7 398 236	7 677 451
Other	618 044	571 724
North America	8 016 280	8 249 175
Asia	247 594	239 891
Australia	481 541	410 876
Australasia	729 135	650 767
Africa	230 536	245 946
Other	237 877	243 407
Total	19 414 568	18 613 898

Gross written premium [1]

Figures in EUR thousand	2006	2005
	1.1.–30.9.	1.1.–30.9.
Gross written premium		
Germany	1 120 351	1 108 061
United Kingdom	1 012 878	1 016 856
France	348 435	261 086
Other	929 245	856 410
Europe	3 410 909	3 242 413
USA	2 845 824	2 916 693
Other	308 346	272 404
North America	3 154 170	3 189 097
Asia	412 966	315 575
Australia	300 656	284 273
Australasia	713 622	599 848
Africa	202 370	181 849
Other	167 241	122 909
Total	7 648 312	7 336 116

[1] *After elimination of internal transactions within the Group across segments*

1. General reporting principles

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") belong to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB). Furthermore, HDI is required by §§ 341 i et seq. German Commercial Code (HGB) to prepare consolidated annual accounts that include the annual financial statements of Hannover Re and its subsidiaries. Under § 291 Para. 3 No. 1 German Commercial Code (HGB), the consolidated annual accounts of the parent company do not release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re was drawn up in full compliance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. This also applies to all figures provided in this report for previous periods. Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as IFRS; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

The quarterly results of reinsurance enterprises, including those of Hannover Re, are for various reasons not a reliable indicator of the results for the financial year as a whole. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including major accounting policies

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 30 September 2006.

All standards adopted by the IASB as at 30 September 2006 with binding effect for the 2006 financial year have been observed in the consolidated financial statement.

We would also refer to the relevant information in the consolidated financial statement as at 31 December 2005.

3. Consolidated companies and consolidation principles

Consolidated companies

Effective 1 January 2006 Kaith Re Ltd., a Bermuda-based special purpose entity for the securitisation of reinsurance risks, was registered under the Segregated Accounts Act 2000, and since that date Hannover Re has held the majority interest in the company. The special purpose entity was also consolidated for the first time as at that date.

Hannover Euro Private Equity Partners IV GmbH & Co. KG was consolidated for the first time in the first quarter of 2006. Hannover Re and E+S Rück each hold shares of 36.8% in the company's capital. The company commenced business operations on 1 January 2006. Its purpose is to build, hold and manage an investment portfolio.

Effective 13 July 2006 Hannover Re Real Estate Holdings, Inc., Orlando, sold its 65% interest in the special purpose vehicle 1201 F Street LLC, the object of which is to hold and manage real estate held as a financial investment in Washington, DC. The gain on disposal of EUR 27.0 million before tax was recognised under realised gains on investments within our property and casualty reinsurance business group.

Within the subgroup Hannover Finance, Inc., Wilmington, Praetorian Insurance Company, Itasca, (formerly Insurance Corporation of Hannover, Itasca) acquired Alea North America Specialty Insurance Company, Wilmington, effective 29 September 2006. At the same time this company was renamed Praetorian Specialty Insurance Company, Wilmington. The transaction gave rise to goodwill of EUR 3.2 million as at the balance sheet date.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. The capital consolidation is based on the revaluation method. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3 scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of regular impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence.

Companies over which Hannover Re is able to exercise a controlling influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A controlling influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – *of the voting rights*. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Where minority interests in shareholders' equity exist, such interests are reported separately within Group shareholders' equity in accordance with IAS 1 "Presentation of Financial Statements".

The minority interest in the result is a component of net income and is shown separately as a "thereof" note following net income. As at 30 September 2006 it amounted to EUR 73.4 million (EUR 8.4 million).

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

Adjustment of comparative figures from previous periods

Due to the reorganisation of our specialty insurance business group in the USA, the gross written premium and the ceded written premium for the business group as at 30 June 2006 were each distorted by opposing amounts of EUR 203.2 million and the change in gross unearned premium and the change in ceded unearned premium were each distorted by opposing amounts of EUR 46.6 million as a consequence of consolidation effects. In accordance with IAS 8.42 we have retrospectively adjusted the corresponding comparative figures for the first and second quarters of 2006, which in this report are shown on a cumulative basis. As a result of this effect, it was also necessary to appropriately adjust the retention – calculated as the ratio of gross written premium to ceded written premium – as at 30 June 2006.

The aforementioned effect had no implications for the net premium earned, the operating profit (EBIT), Group net income or the earnings per share.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Hannover Re Group classifies investments according to the following categories: held to maturity, loans and receivables, financial assets at fair value through profit or loss, held for trading and available for sale. The allocation and measurement of investments are determined by the investment intent.

Fixed-income securities classified as held to maturity as well as loans and receivables originated by the entity that are not listed on an active market or sold at short notice are measured at purchase cost – i. e. fair value including directly allocable transaction costs – plus amortised cost. The amortised cost derives from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are measured at fair value. The difference between the fair value and amortised cost is recognised outside the statement of income until realisation.

Financial assets at fair value through profit or loss and securities held for trading are measured at fair value. The difference between the fair value and amortised cost is recognised in the statement of income.

Securities whose fair value falls significantly or permanently below purchase cost are written down to current value and recognised in the statement of income.

The investments also include investments in associated companies, real estate used by third parties, short-term investments, cash and funds held. The other investments primarily consist of shares in private equity limited partnerships.

For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2005.

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2006		2005	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
	30.9.	30.9.	31.12.	31.12.
Held to maturity				
due in one year	70 931	70 566	57 293	57 769
due after one through two years	14 963	15 010	49 301	51 086
due after two through three years	19 598	31 258	23 118	23 176
due after three through four years	22 278	10 581	–	–
due after four through five years	204 635	206 996	10 538	10 986
due after five through ten years	1 288 169	1 312 336	316 565	342 977
due after ten years	11 463	11 652	1 902	1 902
Total	1 632 037	1 658 399	458 717	487 896
Loans and receivables				
due in one year	25 744	25 735	37 417	37 579
due after one through two years	48 778	51 496	19 015	19 709
due after two through three years	72 754	72 331	24 609	26 934
due after three through four years	134 553	130 997	63 631	62 955
due after four through five years	90 559	87 446	127 626	126 003
due after five through ten years	491 849	479 716	436 778	435 410
due after ten years	33 042	32 819	36 906	36 766
Total	897 279	880 540	745 982	745 356
Available for sale				
due in one year	1 429 736	1 416 514	1 543 185	1 529 823
due after one through two years	1 963 129	1 943 084	1 419 412	1 397 314
due after two through three years	1 842 171	1 821 288	2 037 995	2 028 214
due after three through four years	1 713 016	1 688 433	1 638 228	1 617 552
due after four through five years	1 308 490	1 311 487	1 557 596	1 568 347
due after five through ten years	4 642 477	4 612 330	5 175 331	5 208 951
due after ten years	1 112 436	1 144 636	983 662	1 032 975
Total	14 011 455	13 937 772	14 355 409	14 383 176
Financial assets at fair value through profit or loss				
due in one year	73 246	73 246	51 319	51 319
due after one through two years	399	486	4 310	4 489
due after two through three years	922	1 146	828	939
due after three through four years	–	–	–	–
due after four through five years	–	–	–	–
due after five through ten years	22 585	22 550	–	–
due after ten years	28 502	30 640	31 722	31 364
Total	125 654	128 068	88 179	88 111

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Floating-rate bonds (also known as "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

30.9.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	52 590	78	–	236	52 904
US treasury notes	372 232	6 422	–	5 073	383 727
Other foreign government debt securities	7 206	152	–	106	7 464
Debt securities issued by semi-governmental entities	470 219	10 616	220	7 782	488 397
Corporate securities	447 277	10 635	1 870	7 793	463 835
Asset-backed securities	256 991	623	74	4 532	262 072
Total	1 606 515	28 526	2 164	25 522	1 658 399

31.12.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Foreign government debt securities	20 948	117	–	–	21 065
Debt securities issued by semi-governmental entities	117 078	12 092	–	3 585	132 755
Corporate securities	263 719	16 125	153	8 574	288 265
Asset-backed securities	42 786	998	–	2 027	45 811
Total	444 531	29 332	153	14 186	487 896

In the second quarter fixed-income securities with a fair value of EUR 1.4 billion were reclassified from "available for sale" to "held to maturity". Taking account of cash flow projections, these securities will be permanently available to the company. The ability to hold these instruments to maturity enables us to reduce balance sheet volatility.

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

30.9.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Debt securities issued by semi-governmental entities	236 019	300	7 114	5 823	235 028
Corporate securities	371 350	3 137	7 679	7 765	374 573
Asset-backed securities	270 340	1 666	7 049	5 982	270 939
Total	877 709	5 103	21 842	19 570	880 540

31.12.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Debt securities issued by semi-governmental entities	226 610	749	2 124	6 206	231 441
Corporate securities	304 674	2 546	2 131	8 540	313 629
Asset-backed securities	197 423	1 528	1 194	2 529	200 286
Total	728 707	4 823	5 449	17 275	745 356

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

30.9.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	983 680	3 220	9 025	13 191	991 066
US treasury notes	2 567 072	8 403	28 702	21 058	2 567 831
Other foreign government debt securities	313 572	1 483	2 741	3 026	315 340
Debt securities of semi-governmental entities	3 431 211	22 626	46 478	54 601	3 461 960
Corporate securities	4 132 364	28 322	50 245	71 073	4 181 514
Asset-backed securities	1 659 139	13 297	20 417	22 052	1 674 071
Investment funds	728 262	16 615	10 041	11 154	745 990
	13 815 300	93 966	167 649	196 155	13 937 772
Equity securities					
Shares	236 504	56 147	1 908	–	290 743
Investment funds	853 251	169 636	1 720	–	1 021 167
	1 089 755	225 783	3 628	–	1 311 910
Short-term investments	673 250	–	–	837	674 087
Total	15 578 305	319 749	171 277	196 992	15 923 769

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

31.12.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	1 147 438	9 131	4 086	19 358	1 171 841
US treasury notes	3 087 349	8 171	35 992	32 381	3 091 909
Other foreign government debt securities	323 305	3 554	1 425	3 735	329 169
Debt securities of semi-governmental entities	3 471 957	37 331	39 336	40 520	3 510 472
Corporate securities	3 959 214	64 958	40 542	67 096	4 050 726
Asset-backed securities	1 495 295	16 600	13 658	19 014	1 517 251
Investment funds	678 483	23 061	–	10 264	711 808
	14 163 041	162 806	135 039	192 368	14 383 176
Equity securities					
Shares	192 338	46 572	999	–	237 911
Investment funds	820 565	154 815	–	–	975 380
	1 012 903	201 387	999	–	1 213 291
Short-term investments	769 160	–	–	598	769 758
Total	15 945 104	364 193	136 038	192 966	16 366 225

Fair value of financial assets at fair value through profit or loss before and after accrued interest as well as accrued interest on such financial assets

30.9.2006 Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9 419	161	9 580
Corporate securities	113 117	1 145	114 262
Asset-backed securities	4 207	19	4 226
	126 743	1 325	128 068
Equity securities			
Investment funds	10 211	–	10 211
Total	136 954	1 325	138 279

31.12.2005 Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	8 799	183	8 982
Corporate securities	74 473	497	74 970
Asset-backed securities	4 140	19	4 159
	87 412	699	88 111
Equity securities			
Investment funds	–	–	–
Total	87 412	699	88 111

Fair value of the trading portfolio

As at 30 September 2006 Hannover Re's trading portfolio was comprised largely of technical derivatives in an amount of EUR 21.8 million (31 December 2005: EUR 22.8 million) that were separated from the underlying transaction and measured at fair value.

Investment income

Figures in EUR thousand	2006 30.9.	2005 30.9.
Real estate	15 202	15 634
Dividends	24 622	24 718
Interest income on investments	533 524	431 672
Other income	17 177	10 462
Ordinary investment income	590 525	482 486
Profit or loss on shares in associated companies	2 241	(1 149)
Interest income on funds withheld and contract deposits	182 090	273 811
Interest expense on funds withheld and contract deposits	31 646	21 356
Realised gains on investments	191 416	198 724
Realised losses on investments	71 102	60 869
Unrealised gains and losses	11 282	6 745
Impairments/depreciation on real estate	3 659	4 464
Impairments on equity securities	6 861	6 498
Impairments on fixed-income securities	–	382
Impairments on participating interests and other financial assets	4 170	4 542
Other investment expenses	43 703	37 107
Total investment income	816 413	825 399

Interest income on investments

Figures in EUR thousand	2006 30.9.	2005 30.9.
Fixed-income securities – held to maturity	59 082	20 939
Fixed-income securities – loans and receivables	21 204	19 627
Fixed-income securities – available for sale	422 531	366 456
Financial assets – at fair value through profit or loss	3 364	3 238
Other	27 343	21 412
Total	533 524	431 672

Eurus catastrophe bond

With the aim of transferring peak exposures deriving from natural disasters to the capital market Hannover Re issued a catastrophe ("CAT") bond in the third quarter that can be traded on a secondary market. This was the first time that Hannover Re had used such a tool. The CAT bond with a volume of USD 150 million was placed with institutional investors from Europe and North America by Eurus Ltd., a special purpose entity domiciled in the Cayman Islands. Hannover Re does not exercise a controlling influence over the special purpose entity. Under IFRS this transaction does not qualify as reinsurance, but is to be recognised instead as a financial instrument. In accordance with IAS 39.9 the contract constitutes a derivative, the fair value of which as

at 30 September 2006 amounted to EUR 0.9 million and which we carried under other invested assets as at the balance sheet date.

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,984 (31 December 2005: 1,972). Of this number, 865 were employed in Germany in the year under review and 1,119 were employed at the consolidated Group companies abroad.

4.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The shareholders' equity (share capital of the parent company) amounts to EUR 120,597,134.00. It is divided into 120,597,134 voting and dividend-bearing registered no-par-value shares with a nominal value of EUR 1.00. The shares are paid in in full.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009.

New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 60,299 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants as well as to holders of profit-sharing rights or participating bonds with conversion rights and warrants and has a time limit of 11 May 2011.

4.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 12 May 2006, the company was authorised until 31 October 2007 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

4.5 Earnings per share

Basic and diluted earnings per share

	2006	2005
	1.1.–30.9.	1.1.–30.9.
Group net income (in EUR thousand)	380 107	61 936
Weighted average of issued shares (number)	120 597 134	120 597 134
Earnings per share in EUR	3.15	0.51
Earnings per share in EUR (diluted)	–	–

5. Other notes

Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee.

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2005.

The guarantees given by Hannover Re *for the subordinated debts attach* if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee for a period until 2009 limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,480.8 million (31 December 2005: EUR 2,668.5 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,569.7 million (31 December 2005: EUR 3,154.2 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 98.7 million (31 December 2005: EUR 118.3 million) for E+S Rück AG and EUR 181.1 million (31 December 2005: EUR 233.4 million) for Hannover Re. These involve primarily private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments remained unchanged at EUR 27.7 million.

6. Events after the end of the quarter

Effective 3 October 2006 Hannover Re established Hannover ReTakaful B.S.C. (c) domiciled in Manama, Bahrain. Hannover Rück Beteiligung Verwaltungs-GmbH and Hannover Re hold 95% and 5% respectively of the company's shares. Hannover ReTakaful B.S.C. (c) will write worldwide reinsurance in accordance with Islamic law (known as retakaful business) and has received the appropriate licence from the Central Bank of Bahrain (CBB) – formerly Bahrain Monetary Agency.

On 10 November 2006 Hannover Re received a licence from the China Insurance Regulatory Commission (CIRC) to transact life and health reinsurance in the People's Republic of China.

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh, CFA

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Zwischenbericht | 3/2006

hannover rück

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2006					2005		
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.	31.12.
Ergebnis								
Gebuchte Bruttoprämie	5 244,5	2 403,8	-4,1 %	7 648,3	+4,3 %	2 505,4	7 336,1	
Verdiente Nettoprämie	4 045,3	1 907,5	-0,8 %	5 952,8	+6,4 %	1 922,6	5 597,3	
Versicherungstechnisches Ergebnis	-30,9	-40,8	-93,0 %	-71,6	-89,3 %	-580,8	-668,6	
Kapitalanlageergebnis	494,4	322,0	+2,5 %	816,4	-1,1 %	314,3	825,4	
Operatives Ergebnis (EBIT)	449,8	257,1	-190,8 %	706,8		-283,0	63,8	
Konzernüberschuss	256,6	123,5	-167,0 %	380,1	+513,7 %	-184,2	61,9	
Bilanz								
Haftendes Kapital	4 579,7			4 892,9	+6,5 %			4 595,6
Eigenkapital	2 559,9			2 845,8	+9,4 %			2 601,0
Anteile anderer Gesellschafter	584,2			610,6	+9,7 %			556,5
Hybridkapital	1 435,6			1 436,5	-0,1 %			1 438,1
Kapitalanlagen (inkl. Depotforderungen)	27 421,7			29 211,1	+6,1 %			27 526,4
Bilanzsumme	39 744,4			40 799,1	+2,5 %			39 789,2
Aktie								
Ergebnis je Aktie (verwässert) in EUR	2,13	1,02		3,15		-1,53	0,51	
Buchwert je Aktie in EUR	21,23			23,60			21,62	21,57
Kennzahlen								
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	98,2 %	97,2 %		97,9 %		143,6 %	113,0 %	
Selbstbehalt	85,4 %	82,2 %		84,4 %		75,6 %	80,2 %	
Kapitalanlagenrendite	4,2 %	5,5 %		4,5 %		5,1 %	4,6 %	
EBIT-Rendite [1]	11,1 %	13,5 %		11,9 %		-14,7 %	1,1 %	
Eigenkapitalrendite (nach Steuern)	19,9 %	18,3 %		18,6 %		-27,0 %	3,1 %	

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Wilhelm Zeller
Vorsitzender
des Vorstands



Verehrte Aktionäre,
sehr geehrte Damen und Herren,

ich freue mich, dass wir unsere erfolgreiche Geschäftsentwicklung des ersten Halbjahres mit einem sehr guten Ergebnis für das dritte Quartal fortsetzen konnten. Alle vier Geschäftsfelder, die Schaden-, Personen- und Finanz-Rückversicherung sowie das Specialty-Geschäft, leisteten erneut positive Gewinnbeiträge. Mit unserem Ergebnis haben wir eine außerordentlich gute Ausgangsbasis erzielt, um unser ursprüngliches Gewinnziel für das Gesamtjahr 2006 – eine Eigenkapitalrendite von mindestens 15 Prozent – nach oben konkretisieren zu können. Wir gehen nun von einer Eigenkapitalrendite von deutlich über 15 Prozent und einem Konzernüberschuss von rund 480 Mio. EUR bzw. einem Gewinn je Aktie von rund 4 EUR aus.

Die *Schaden-Rückversicherung*, unser größtes und bedeutendstes Geschäftsfeld, ist nach wie vor von günstigen Marktbedingungen geprägt: In fast allen Segmenten boten sich unverändert gute Chancen, profitables Geschäft zu zeichnen. Die Vertragserneuerungsrunde zum 1. Juli 2006 belegte erneut die unverändert knappen Rückversicherungskapazitäten für US-amerikanisches Naturkatastrophengeschäft. Infolgedessen verbleiben die Raten auf hohem Niveau, beziehungsweise haben sogar noch weiter zugelegt. Bei Programmen, die von den Hurrikanen des letzten Jahres betroffen waren, stiegen diese um bis zu 100 Prozent, in Einzelfällen sogar noch stärker. Zur positiven Ratenentwicklung im katastrophenexponierten Sachgeschäft trug auch die Erweiterung der Quotierungsmodelle um Aufschläge für bislang nicht oder nur unzureichend modellierte Komponenten bei. Dies alles eröffnet Ihrer Gesellschaft attraktive Gewinnchancen.

Dennoch verlassen wir uns nicht allein auf günstige Marktbedingungen. Ein hoch priorisiertes Thema ist unser Risikomanagement: Wir haben auf breiter Front Vorsorge getroffen, damit außergewöhnliche Großschäden wie Hurrikanereignisse unser Ergebnis nicht übermäßig belasten. So haben wir unsere Spitzenrisiken bei gleich bleibender Prämie deutlich reduziert und damit per saldo das Risikoprofil unseres Portefeuilles erheblich verbessert. Zur optimalen Risikoabsicherung setzen wir zudem neben der traditionellen Retrozession nach wie vor auf den Transfer von Versicherungsrisiken in den Kapitalmarkt: Nach unserer „K5"-Transaktion zu Beginn des Jahres platzierten wir im Juli unsere erste traditionelle Katastrophenanleihe. Darüber hinaus haben wir unser bestehendes Risikomanagement organisatorisch in einer neu gegründeten Einheit zentralisiert und personell weiter verstärkt.

Anders als in den beiden vorangegangenen Jahren haben wir im laufenden Jahr eine moderate Hurrikansaison erlebt, die ohne Schadenbelastungen für uns verlief. Insgesamt lag die Großschadenbelastung für die ersten neun Monate mit 3,1 Prozent deutlich unter dem langjährigen Durchschnitt von acht Prozent der Nettoprämie. Die Ergebnisentwicklung in der Schaden-Rückversicherung ist folglich sehr erfreulich.

In unserem zweitwichtigsten Geschäftsfeld, der *Personen-Rückversicherung*, sind die Wachstums- und Ertragschancen nach wie vor sehr gut; unser organisches Wachstum ist unverändert hoch. Zum Beispiel fördert die demografische Entwicklung in den Industrieländern die Nachfrage nach speziellen Absicherungsprodukten für Senioren. Neben dem Segment der sofort beginnenden Vorzugsrenten konzentrieren wir uns in Europa auf den Ausbau des Bancassurance-Bereichs. Mit unserem sehr guten Ergebnis zum 30. September haben wir eine optimale Ausgangsbasis geschaffen, um unsere ehrgeizigen Ziele in diesem Geschäftsfeld für das Gesamtjahr zu erreichen.

Die Entwicklung in der *Finanz-Rückversicherung* verlief im dritten Quartal zufrieden stellend. Zwar blieb das Wachstum hinter den beiden vergangenen Quartalen zurück, dennoch hält der Nachfragetrend bei strukturierten Produkten an. Dies gilt insbesondere für die osteuropäischen und asiatischen Märkte.

Unser viertes Geschäftsfeld *Specialty Insurance* entwickelt sich plangemäß: Die Separierung der beiden US-Tochtergesellschaften Praetorian Financial Group und Clarendon Insurance Group ist nunmehr fast abgeschlossen. Die Praetorian hat als Trägerin des amerikanischen Specialty-Geschäfts alle Voraussetzungen, um von den weitgehend immer noch positiven Marktbedingungen zu profitieren. Zudem hat die Gesellschaft ihr Managementteam weiter verstärkt. Das gute Ergebnis im dritten Quartal sollte die Basis für die kontinuierliche Wertsteigerung dieses Geschäftsfeldes sein.

Ebenfalls zufrieden bin ich mit dem Ergebnis unserer *Kapitalanlagen*. Dank des anhaltend starken Mittelzuflusses aus der Versicherungstechnik stiegen unsere selbst verwalteten Bestände kräftig. Trotz gesunkener Depotzinsen konnte sich so das Netto-Kapitalanlageergebnis gegenüber dem Vorjahresquartal leicht erhöhen.

Was mich aber ganz besonders freut, ist die Aktienkursentwicklung der letzten Wochen: Nach einem sehr enttäuschenden ersten Halbjahr konnte unsere Aktie zum Ende des dritten Quartals deutlich zulegen, und ich bin zuversichtlich, dass sich das große Potenzial Ihrer Gesellschaft auch weiterhin im Aktienkurs niederschlagen wird.

Für Ihr Vertrauen in die Hannover Rück danke ich Ihnen – auch im Namen aller meiner Vorstandskollegen – sehr herzlich. Unser oberstes Ziel ist und bleibt es, Ihre Gesellschaft weiterhin profitabel und sicher zu führen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1)2)] Berg	Vorsitzender
Dr. Paul Wieandt [2)] Königstein i. T.	Stellv. Vorsitzender
Herbert K. Haas [1)2)] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3)] Hannover	
Dr. Immo Querner Bonn (seit 27. Juni 2006)	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Stuttgart (bis 12. Mai 2006)	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Die positive Entwicklung an den deutschen Kapitalmärkten setzte sich auch im dritten Quartal weiter fort. Der Deutsche Aktienindex (Dax) verfehlte nur knapp sein im Mai erzieltes Jahreshoch (6.141 Punkte) und zeigte seit Jahresbeginn mit einem Zuwachs von 11,0 % bis zum 29. September eine deutlich positive Entwicklung.

Die deutschen Mid-Cap-Werte entwickelten sich noch besser: Am Ende des dritten Quartals lag der MDax (+16,9 %) erneut vor CDax-Versicherungen (+10,0 %) und EuroStoxx50 sowie Dow Jones (jeweils +9,0 %).

Dieser deutlich positive Trend zeigte sich im dritten Quartal auch bei der Hannover Rück-Aktie. Sie erzielte am 26. September bei einem Kurs von 33,31 EUR ein neues Jahreshoch. Mit diesem Wert überflügelte die Hannover Rück-Aktie ihr bisheriges Jahrestief von 25,85 EUR um rund 29 %.

Zum Quartalsende schloss unsere Aktie bei einem Kurs von 33,17 EUR. Dies entspricht einer Wertsteigerung von +10,8 % seit dem 30. Dezember 2005.

Unseren internen Vergleichsmaßstab, den gewichteten „ABN Amro Rothschild Global Reinsurance Index", konnte die Hannover Rück-Aktie im Jahresverlauf bis zum dritten Quartal um 4,6 Prozentpunkte übertreffen.

Die Performance der Hannover Rück-Aktie im Vergleich zu gängigen Indizes


in %
125
120
115
110
105
100
95
90
85
2. Januar 2006
26. Januar 2006
7. Februar 2006
3. März 2006
15. März 2006
8. April 2006
20. April 2006
2. Mai 2006
26. Mai 2006
7. Juni 2006
1. Juli 2006
25. Juli 2006
6. August 2006
30. August 2006
1. September 2006
29. September 2006
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Das dritte Quartal war bei der Hannover Rück erneut durch eine Vielzahl von Investor-Relations-Aktivitäten geprägt. Bis Ende September haben wir bereits an 30 internationalen Roadshows und Investorenkonferenzen teilgenommen sowie rund 30 europäische und US-amerikanische Investoren- und Analystengruppen bei uns in Hannover empfangen. Die positive Wahrnehmung der Hannover Rück auf dem Kapitalmarkt spiegelt sich auch in den Analystenbewertungen wider.

Zum 29. September empfahlen 16 der von Bloomberg und Reuters erfassten 35 Analysten die Hannover Rück-Aktie zum Kauf. Dies entspricht einem Anteil von knapp 46 %. Das Kursziel der Analysten für die Hannover Rück-Aktie liegt aktuell im Durchschnitt bei 35 EUR, also immer noch rund 6 % über dem Schlusskurs zum 29. September 2006. Bei einem Kurs von 34,12 EUR am 12. Oktober ergibt sich auf Basis der Konsensus-Gewinnschätzung für das Jahr 2006 ein Kurs-Gewinn-Verhältnis (KGV) von rund 9.

Die Hannover Rück-Aktie im Vergleich zum gewichteten ABN Amro Rothschild Global Reinsurance Index



in %
115
110
105
100
95
90
85
2. Januar 2006
26. Januar 2006
7. Februar 2006
19. Februar 2006
15. März 2006
27. März 2006
20. April 2006
2. Mai 2006
14. Mai 2006
7. Juni 2006
1. Juli 2006
25. Juli 2006
6. August 2006
30. August 2006
1. September 2006
29. September 2006
Hannover Rück-Aktie
AA Global Reinsurance Index

Der ABN Amro Rothschild Global Reinsurance Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist eine Kursentwicklung, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Angaben zur Aktie

in EUR	30.9.2006	2005	2004	2003 [1]	2002 [1]	2001 [1]
Ergebnis je Aktie (verwässert)	3,15	0,41	2,32	3,24	2,75	0,11
Ausschüttung je Aktie	–	–	1,00	0,95	0,85	–
Bruttoausschüttung	–	–	1,00	0,95	0,85	–

[1] Auf US GAAP-Basis

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	50,2 % Talanx AG 49,8% Streubesitz
Grundkapital zum 30. September 2006:	120.597.134,00 EUR
Zahl der Aktien zum 30. September 2006:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 30. September 2006:	4.000,2 Mio. EUR

Geschäftsverlauf

Mit dem Verlauf des dritten Quartals 2006 sind wir sehr zufrieden; alle vier Geschäftsfelder entwickelten sich plangemäß. Mit unserem Ergebnis haben wir eine außerordentlich gute Ausgangsbasis erzielt, um unser ursprüngliches Gewinnziel für das Gesamtjahr 2006 – eine Eigenkapitalrendite von mindestens 15 % – nach oben zu konkretisieren. Wir gehen nun von einer Eigenkapitalrendite von deutlich über 15 % und einem Konzernüberschuss von rund 480 Mio. EUR bzw. einem Gewinn je Aktie von rund 4 EUR aus.

Die gebuchte Bruttoprämie für das Gesamtgeschäft betrug am 30. September 2006 7,6 Mrd. EUR (7,3 Mrd. EUR). Dies bedeutet einen Zuwachs von 4,3 % gegenüber der Vergleichsperiode. Bei konstanten Währungskursen hätte das Wachstum 3,3 % betragen. Der Selbstbehalt erhöhte sich leicht auf 84,4 % (80,2 %); die Nettoprämie stieg somit um 6,4 % auf 6,0 Mrd. EUR (5,6 Mrd. EUR).

Auch mit der Entwicklung unserer Kapitalanlagen sind wir insgesamt sehr zufrieden: Die selbst verwalteten Kapitalanlagen stiegen dank des ununterbrochen starken versicherungstechnischen Cashflows wiederum an (+4,3 %), sodass sich die ordentlichen Kapitalanlageerträge gegenüber dem Vorjahreswert von 482,5 Mio. EUR auf 590,5 Mio. EUR verbesserten und die erneuten Rückgänge der Depotzinsen überkompensierten. Allerdings belastete der Zinsanstieg bei den festverzinslichen Wertpapieren unsere stillen Reserven. Auf Grund gegenüber dem Vorjahr rückläufiger Realisate aus dem Verkauf von Wertpapieren reduzierte sich das Netto-Kapitalanlageergebnis leicht um 1,1 % auf 816,4 Mio. EUR (825,4 Mio. EUR).

Das operative Ergebnis (EBIT) fiel sehr erfreulich aus und konnte deutlich auf 706,8 Mio. EUR (63,8 Mio. EUR) gesteigert werden. Dabei ist zu berücksichtigen, dass das Ergebnis der Vergleichsperiode durch die außerordentlichen Hurrikanschäden des Vorjahres belastet war. Der Konzernüberschuss per 30. September 2006 steht bei 380,1 Mio. EUR (61,9 Mio. EUR). Der Gewinn je Aktie beträgt 3,15 EUR (0,51 EUR). Die annualisierte Eigenkapitalrendite beläuft sich somit auf erfreuliche 18,6 %.

Auch unsere Finanzkraft zeigt sich weiterhin sehr stabil: Das Eigenkapital hat sich gegenüber dem Jahresultimo um 244,8 Mio. EUR auf 2,8 Mrd. EUR verbessert. Entsprechend hat auch der Buchwert je Aktie um 9,4 % zugelegt. Das gesamte haftende Kapital, bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital, stieg um 6,5 % auf 4,9 Mrd. EUR (4,6 Mrd. EUR).

Schaden-Rückversicherung

Die Marktsituation in der Schaden-Rückversicherung ist weiterhin günstig. Das belegte auch die nordamerikanische Erneuerungsrunde im Juni und Juli dieses Jahres. Vor allem die außergewöhnlich intensive Hurrikansaison des Vorjahres trug in den USA zu erheblichen – für die Rückversicherer positiven – Veränderungen der Marktbedingungen in der Sachrückversicherung bei. So konnten gerade in den von den Stürmen betroffenen Rückversicherungsprogrammen deutlich höhere Raten erzielt werden, deren Steigerungen sich zum Teil auf über 100 % beliefen. Hier haben sich die Verknappung der Rückversicherungskapazität und die Aktualisierung der Preis- und Ratingmodelle um bisher nicht oder unzureichend modellierte Komponenten als Erfahrung aus den Hurrikanereignissen des letzten Jahres niedergeschlagen.

Infolge der Anpassung unserer Modelle haben wir unsere Spitzenrisiken zum Teil deutlich reduziert. Käme es in diesem Jahr zu einer mit Hurrikan „Katrina" vergleichbaren Naturkatastrophe, so würde sich die Schadenbelastung für unser Unternehmen gegenüber dem Vorjahr in etwa halbieren. Besonders hervorzuheben ist: Dank des starken Ratenanstiegs konnten wir diese Risikoreduzierung ohne einen Rückgang der Prämie in diesem Segment realisieren, sondern diese sogar noch erhöhen.

Aber auch die Haftpflichtsparten entwickelten sich durchaus erfreulich; hier zeigten sich – mit

gewissen Ausnahmen – die Preise per saldo stabil. Insgesamt herrschen in der Schaden-Rückversicherung somit weithin risikoadäquate und damit attraktive Marktbedingungen.

Noch kräftiger entwickelten sich allerdings die Raten auf dem Retrozessionsmarkt, über den wir uns mit Schutzdeckungen für Spitzenrisiken versorgen. Vor diesem Hintergrund gewann der Risikotransfer in den Kapitalmarkt nochmals an Bedeutung. Allein 2006 wurden Katastrophenanleihen (so genannte *Cat-Bonds*) mit einem Volumen von 3 Mrd. USD emittiert. Hinzu kommen Transaktionen im Wert von 2,5 Mrd. USD mit so genannten Side-Cars (Zweckgesellschaften für Retrozessionen). Auch die Hannover Rück setzt im Rahmen ihres Risikomanagements neben der traditionellen Retrozession verstärkt auf den Transfer von Versicherungsrisiken in den Kapitalmarkt. Nach unserer bisher volumenstärksten Transaktion „K5" zu Beginn des Jahres haben wir im Juli erstmals das Instrument einer klassischen Katastrophenanleihe genutzt. Unsere Anleihe mit einem Volumen von 150 Mio. USD deckt europäische Sturmrisiken ab. Unser Risikomanagement zeigt sich dank dieser Transaktion um eine neue Komponente erweitert und noch besser diversifiziert.

So gut aufgestellt kann die Hannover Rück von den sich bietenden attraktiven Marktbedingungen in erfreulichem Umfang profitieren. Hierzu trägt auch ein weiterer Aspekt aus den Vertragsverhandlungen *mit unseren* Kunden bei, das so genannte „showing" und „signing": Als etabliertem und finanzstarkem Rückversicherer wird uns nahezu das gesamte Spektrum an Rückversicherungsgeschäft zur Zeichnung angeboten und zugeteilt. Dies stellt einen klaren Wettbewerbsvorteil dar, denn wir können so das Geschäft auswählen, das unseren hohen Profitabilitätsansprüchen am besten gerecht wird.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	2 607,0	1 121,0	-8,5 %	3 728,0	+2,2 %	1 225,7	3 649,7
Verdiente Nettoprämie	2 035,7	930,3	-5,5 %	2 966,0	+5,0 %	984,5	2 825,2
Versicherungstechnisches Ergebnis	37,4	25,8	-106,0 %	63,2	-117,2 %	-429,5	-368,3
Kapitalanlageergebnis	240,9	210,9	+33,3 %	451,9	+17,2 %	158,2	385,7
Operatives Ergebnis (EBIT)	280,5	199,4	-174,6 %	479,8		-267,2	-32,3
Konzernüberschuss	167,5	100,6	-162,6 %	268,1	+695,6 %	-160,7	33,7
Ergebnis je Aktie in EUR	1,39	0,83	-162,6 %	2,22	+695,6 %	-1,33	0,28
Selbstbehalt	83,1 %	87,8 %		84,5 %		79,3 %	84,3 %
Kombinierte Schaden-/Kostenquote	98,2 %	97,2 %		97,9 %		143,6 %	113,0 %

Die gebuchte Bruttoprämie betrug zum 30. September 2006 3,7 Mrd. EUR (3,6 Mrd. EUR); dies entspricht einer Steigerung von 2,2 %. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte das Wachstum 1,5 % betragen. Der Selbstbehalt ist mit 84,5 % (84,3 %) nahezu unverändert. Die verdiente Nettoprämie wuchs um 5,0 % auf 3,0 Mrd. EUR (2,8 Mrd. EUR).

Schadenseitig verlief das dritte Quartal sehr unauffällig. Wir hatten lediglich zwei Großschäden zu verzeichnen – einen Sachversicherungsschaden in Russland und einen Flutschaden in Indien –, die zu einer Belastung von 12,1 Mio. EUR netto führten. Insgesamt beläuft sich die Netto-Großschadenbelastung für die ersten neun Monate somit auf 92,6 Mio. EUR (867,0 Mio. EUR). Dieser Wert entspricht 3,1 % der Nettoprämie in der Schaden-Rück-

versicherung und liegt deutlich unter dem langjährigen Durchschnitt von 8 %. Dass die kombinierte Schaden-/Kostenquote trotzdem 97,9 % (113,0 %) beträgt, reflektiert unsere weiterhin konservative Reservierungspolitik.

Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung betrug am 30. September 2006 479,8 Mio. EUR (-32,3 Mio. EUR), der Konzernüberschuss 268,1 Mio. EUR (33,7 Mio. EUR). Das Vergleichsquartal 2005 war deutlich von den Belastungen der Hurrikane „Katrina" und „Rita" gekennzeichnet. Das Ergebnis je Aktie betrug sehr erfreuliche 2,22 EUR (0,28 EUR).

Personen-Rückversicherung

In der Personen-Rückversicherung sind wir in fünf Geschäftssegmenten tätig: Finanzierung von Neugeschäft, Entwicklung neuer Märkte und Produkte – wie zum Beispiel spezielle Senioren- oder Rentenprodukte –, Bancassurance, Partnerschaften mit großen multinationalen Kunden sowie traditionelles Lebens- und Krankengeschäft. Durch diese breite Aufstellung sichern wir uns ein zukunftsträchtiges Portefeuille und starkes organisches Wachstum.

Die Entwicklung in der Personen-Rückversicherung verlief im dritten Quartal 2006 sehr erfreulich. Unser Geschäftsvolumen haben wir kräftig ausgebaut: Neugeschäft konnten wir vor allem bei Rentenversicherungen in den europäischen Märkten, so zum Beispiel in Großbritannien, zeichnen. Gerade in den entwickelten Industrieländern erweist sich die demografische Lage als der Wachstumsmotor für die Renten- und Krankenversicherung. Obgleich im gegenwärtigen Zinsumfeld Vorzugsrenten in Deutschland noch nicht ähnlich attraktiv gestaltet werden können, sehen wir hier einen viel versprechenden Zukunftsmarkt insbesondere für Seniorenprodukte. Weitere Wachstumsimpulse kamen aus verschiedenen asiatischen Märkten und Südafrika.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	1 282,6	700,2	+12,2 %	1 982,7	+13,0 %	624,2	1 755,4
Verdiente Nettoprämie	1 124,0	574,8	-4,5 %	1 698,7	+2,6 %	601,6	1 655,1
Kapitalanlageergebnis	133,3	68,7	-10,1 %	202,1	+0,6 %	76,4	200,9
Operatives Ergebnis (EBIT)	78,2	29,6	+21,7 %	107,8	+58,3 %	24,3	68,1
Konzernüberschuss	51,1	19,6	+13,2 %	70,8	+50,6 %	17,3	47,0
Ergebnis je Aktie in EUR	0,42	0,17	+13,2 %	0,59	+50,6 %	0,14	0,39
Selbstbehalt	88,0 %	82,4 %		86,0 %		95,2 %	93,9 %
EBIT-Rendite [1]	7,0 %	5,2 %		6,4 %		4,0 %	4,1 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Neben dem Segment der sofort beginnenden Vorzugsrenten konzentrieren wir uns in Europa auf den Ausbau des Bancassurance-Bereichs. Im amerikanischen Markt gilt unser Fokus dem stetig wachsenden Senioren- und hochwertigem Finanzierungsgeschäft.

Die gebuchte Bruttoprämie erhöhte sich zum 30. September 2006 um 13,0 % auf 2,0 Mrd. EUR (1,8 Mrd. EUR). Bei konstanten Währungskursen hätte das Wachstum 12,4 % betragen. Der Selbstbehalt reduzierte sich um 7,9 Prozentpunkte auf 86,0 % (93,9 %). Grund hierfür ist hauptsächlich unsere „L6"-Transaktion zum Jahresbeginn. Die

verdiente Nettoprämie stieg um 2,6 % auf 1,7 Mrd. EUR (1,7 Mrd. EUR).

Mit der Ergebnisentwicklung zum 30. September 2006 sind wir sehr zufrieden: Das operative Ergebnis (EBIT) stieg um 58,3 % auf 107,8 Mio. EUR (68,1 Mio. EUR). Die deutliche Steigerung ist beeinflusst von einem außerordentlichen Ertrag im zweiten Quartal. Aber auch ohne diesen Sondereffekt beliefe sich das EBIT auf immer noch sehr erfreuliche 87,8 Mio. EUR. Der Konzernüberschuss erhöhte sich um 50,6 % auf 70,8 Mio. EUR (47,0 Mio. EUR); dies entspricht einem Ergebnis je Aktie von 0,59 EUR (0,39 EUR).

Finanz-Rückversicherung

Die Geschäftsentwicklung in der Finanz-Rückversicherung verlief plangemäß; das Prämienwachstum setzte sich auch im dritten Quartal fort. Insbesondere in Osteuropa und Asien konnten wir unser Geschäft ausbauen. Vor allem bei Kapital ersetzenden Quotenverträgen war eine verstärkte Nachfrage zu verzeichnen. Unsere Kunden sind hier zumeist Versicherungsvereine oder Gesellschaften im Privatbesitz, die über keinen Zugang zum Kapitalmarkt verfügen.

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	711,3	212,9	+19,9 %	924,3	+34,4 %	177,6	687,6
Verdiente Nettoprämie	436,4	222,2	+16,8 %	658,6	+16,6 %	190,3	564,9
Kapitalanlageergebnis	60,8	18,8	-67,7 %	79,7	-58,6 %	58,2	192,6
Operatives Ergebnis (EBIT)	33,5	10,4	+19,3 %	43,8	-25,4 %	8,7	58,8
Konzernüberschuss	25,2	10,8	+37,5 %	36,0	-22,6 %	7,9	46,6
Ergebnis je Aktie in EUR	0,21	0,09	+37,5 %	0,30	-22,6 %	0,07	0,39
Selbstbehalt	94,8 %	100,0 %		96,0 %		89,9 %	91,5 %
EBIT-Rendite [1]	7,7 %	4,7 %		6,7 %		4,6 %	10,4 %

[1] Operatives Ergebnis (EBIT)/verdiente Nettoprämie

Die gebuchte Bruttoprämie in der Finanz-Rückversicherung stieg zum 30. September 2006 deutlich um 34,4 % auf 924,3 Mio. EUR (687,6 Mio. EUR). Bei konstanten Währungskursen hätte das Wachstum 32,6 % betragen. Der Selbstbehalt erhöhte sich um 4,5 Prozentpunkte auf 96,0 % (91,5 %). Die verdiente Nettoprämie stieg um 16,6 % auf 658,6 Mio. EUR (564,9 Mio. EUR).

Das operative Ergebnis (EBIT) ging zum 30. September 2006 erwartungsgemäß deutlich um 25,4 % auf 43,8 Mio. EUR zurück (58,8 Mio. EUR). In den beiden Vorjahren hatten wir einige großvolumige Verträge mit attraktiven Gewinnen abgelöst. Weiterhin ist in Phasen deutlichen Wachstums der relative Gewinn der ersten Quartale auf Grund unserer konservativen Gewinnrealisierungspolitik zwar geringer, dies verschafft jedoch einen Ergebnispuffer für die Zukunft.

Mit einer EBIT-Marge von fast 7 % zeigt das Geschäftsfeld aber weiterhin eine sehr attraktive Rendite über den Kapitalkosten. Der Konzernüberschuss reduzierte sich gegenüber der Vergleichsperiode um 22,6 % auf 36,0 Mio. EUR (46,6 Mio. EUR). Dies entspricht einem Ergebnis je Aktie von 0,30 EUR (0,39 EUR).

Specialty Insurance

Nach der Neuordnung unseres Geschäftsfeldes Specialty Insurance in den USA in zwei voneinander getrennte Einheiten sind wir auf gutem Wege, den Wert dieses Geschäftsfeldes zu maximieren. Die Praetorian Financial Group, Inc. ist für das im strategischen Fokus stehende Spezialgeschäft zuständig und hat sich sehr erfreulich entwickelt. Dies gilt sowohl für das Prämienwachstum als auch für das Ergebnis.

Die Clarendon Insurance Group, Inc. konzentriert sich seit der Umstrukturierung auf das verbliebene Standardgeschäft und ist für das Management und die Abwicklung erloschener Programme zuständig. Ziel ist es, das vorhandene Standardgeschäft weiter zu reduzieren. Allerdings konnte die Gesellschaft das verbliebene naturkatastrophenexponierte Geschäft auf Grund regulatorischer Restriktionen, wie staatlich verhängte Moratorien, noch nicht im gewünschten Maße abbauen. Aus diesem Grund mussten wir das Schutzdeckungsprogramm für die noch verbliebenen Naturkatastrophenrisiken beibehalten – allerdings jetzt zu deutlich gestiegenen Kosten.

Kennzahlen zur Specialty Insurance

in Mio. EUR	2006					2005	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	868,9	438,1	-15,0 %	1306,9	-2,2 %	515,2	1 336,1
Verdiente Nettoprämie	449,6	179,7	+18,2 %	629,3	+11,4 %	152,0	565,1
Versicherungs-technisches Ergebnis	12,1	-3,3	-94,1 %	8,8	-118,3 %	-56,2	-48,1
Kapitalanlageergebnis	34,1	13,6	-19,2 %	47,7	+36,4 %	16,8	35,0
Operatives Ergebnis (EBIT)	35,5	9,5	-122,6 %	45,0	-398,4 %	-41,9	-15,1
Konzernüberschuss	27,9	3,3	-112,4 %	31,2	-536,7 %	-26,6	-7,1
Ergebnis je Aktie in EUR	0,23	0,03	-112,4 %	0,26	-536,7 %	-0,22	-0,06
Selbstbehalt	58,3 %	45,5 %		54,0 %		34,2 %	40,4 %
Kombinierte Schaden-/Kostenquote	97,3 %	101,9 %		98,6 %		137,0 %	108,5 %

Das Bruttoprämienvolumen des Geschäftsfelds Specialty Insurance wurde im ersten und zweiten Quartal durch Konsolidierungseffekte verzerrt; dies wurde im dritten Quartal rückwirkend angepasst. Die Bruttoprämie reduzierte sich zum 30. September 2006 um 2,2 % auf 1,3 Mrd. EUR (1,3 Mrd. EUR). Bei konstanten Währungskursen wäre ein Rückgang um 3,7 % zu verzeichnen gewesen. Der Selbstbehalt erhöhte sich um 13,6 Prozentpunkte auf 54,0 % (40,4 %). Auf die Nettoprämie hatte der Sondereffekt keine Auswirkungen; diese stieg um 11,4 % auf 629,3 Mio. EUR (565,1 Mio. EUR).

Die Ergebnisse zum 30. September 2006 zeigen, dass die konsequente Ausrichtung auf das Spezialgeschäft der richtige Weg ist, unsere Ziele für das Geschäftsfeld Specialty Insurance zu erreichen. Die kombinierte Schaden-/Kostenquote verbesserte sich gegenüber dem Wert der Vergleichsperiode auf 98,6 % (108,5 %). Das operative Ergebnis (EBIT) stieg auf 45,0 Mio. EUR (-15,1 Mio. EUR). Der Konzernüberschuss erhöhte sich zum 30. September 2006 auf 31,2 Mio. EUR (-7,1 Mio. EUR). Dies entspricht einem Gewinn je Aktie von 0,26 EUR (-0,06 EUR).

Kapitalanlagen

Nachdem die internationalen Aktienindizes insbesondere der europäischen Börsen sich bereits zu Beginn des Jahres sehr gut entwickelten, konnte das dritte Quartal die Kursrückgänge zur Mitte des Jahres wieder nahezu kompensieren.

Die Situation an den amerikanischen und europäischen Rentenmärkten war von Renditeanstiegen und erhöhter Volatilität in nahezu allen Laufzeiten entlang der Zinsstrukturkurven geprägt. Bei den festverzinslichen Wertpapieren liegt daher unser Hauptaugenmerk weiterhin auf hoher Qualität und Liquidität bei neutraler Duration.

Der anhaltend starke Mittelzufluss konnte die Kurseffekte aus den Renditeanstiegen an den internationalen Rentenmärkten deutlich überkompensieren, sodass sich die selbst verwalteten Kapitalanlagen gegenüber dem Jahresultimo um 0,8 Mrd. EUR auf 19,9 Mrd. EUR erhöhten.

Insgesamt liegt das Kapitalanlageergebnis im Rahmen unserer Erwartungen: Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen deutlich um 22,4% auf 590,5 Mio. EUR, nach 482,5 Mio. EUR in der Vergleichsperiode. Dies ist vor allem auf den Anstieg der durchschnittlichen selbst verwalteten Kapitalanlagen (12,0 %) und unter anderem auch auf den erstarkten US-Dollar im Vergleich zum Jahr 2005 zurückzuführen. Der Zinsanstieg in unseren Hauptwährungsräumen ließ erwartungsgemäß die unrealisierten Gewinne unserer festverzinslichen Wertpapiere erodieren.

Im Rahmen des aktiven Portfoliomanagements fielen Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 191,4 Mio. EUR (198,7 Mio. EUR) an; dem standen realisierte Verluste in Höhe von 71,1 Mio. EUR (60,9 Mio. EUR) gegenüber. Abschreibungen auf Wertpapiere fielen mit 11,0 Mio. EUR (11,4 Mio. EUR) wiederum nur marginal an. Wegen stark rückläufiger Depotzinsen von 150,4 Mio. EUR (252,5 Mio. EUR), die nicht vollständig durch den Anstieg des ordentlichen Kapitalanlageergebnisses kompensiert werden konnten, ging das Netto-Kapitalanlageergebnis gegenüber der Vergleichsperiode noch einmal um 1,1 % auf 816,4 Mio. EUR zurück (825,4 Mio. EUR).

Ausblick auf das Gesamtjahr 2006

Auf Grund der sich bietenden attraktiven Marktchancen – insbesondere in der Schaden- und Personen-Rückversicherung – erwarten wir ein sehr gutes Geschäftsjahr 2006. Diese Prognose steht wie immer unter dem Vorbehalt, dass sich die Belastung aus Großschäden im langjährigen Durchschnitt bewegt und es zu keinen unerwartet negativen Entwicklungen auf den Kapitalmärkten kommt.

In der *Schaden-Rückversicherung* sind die Marktbedingungen unter dem Strich unverändert gut. Die Ergebnisse aller bisherigen Vertragserneuerungen haben es ermöglicht, attraktives Geschäft zu risikoadäquaten Preisen und Konditionen zu zeichnen. In einigen Segmenten erwarten wir auf Grund der Rekalibrierung der Simulationsmodelle nach den Erfahrungen der Hurrikane des vergangenen Jahres sogar noch Preissteigerungen. Aber selbst in Sparten, die nicht von Großschäden betroffen waren, sind überwiegend stabile und somit attraktive Raten zu verzeichnen. Dort, wo es zu Ratenreduzierungen kommt (wie zum Beispiel im Luftfahrtgeschäft), sind die Preise des von uns gezeichneten Geschäfts nach wie vor adäquat.

Die jährlichen Treffen der Rückversicherer im September in Monte Carlo und im Oktober in Baden-Baden sowie in den USA unterstreichen, dass sich der Rückversicherungsmarkt weiterhin in einer stabilen Phase befindet, sodass für das kommende Jahr nicht mit Ratenreduzierungen und Konditionsverschlechterungen auf breiter Front zu rechnen ist. Auch die kleine Erneuerungsrunde im Oktober hat die unverändert guten Marktbedingungen bestätigt.

Trotz des momentan vorteilhaften Marktumfelds verlieren wir auch die Märkte der Zukunft nicht aus dem Auge. Angesichts des enormen Wachstumspotenzials auf dem weltweiten islamischen Versicherungsmarkt haben wir uns entschieden, in Bahrain eine Tochtergesellschaft für schariakonforme Rückversicherung, so genanntes Retakaful-Geschäft, zu gründen. Eine entsprechende Lizenz haben wir im September von der Central Bank of Bahrain erhalten. Den Geschäftsbetrieb werden wir – rechtzeitig zur Erneuerungssaison – Mitte November aufnehmen.

Insgesamt rechnen wir in der Schaden-Rückversicherung mit einem Prämienwachstum von 2 % bis 4 % – und dies, obwohl wir unsere Spitzenrisiken speziell in den USA deutlich reduziert haben. Vorausgesetzt, die Großschadenbelastung bleibt im langjährigen Durchschnitt von 8 % der Nettoprämie, gehen wir von einem sehr guten Gewinnbeitrag aus.

In der *Personen*-Rückversicherung erwarten wir Wachstumsimpulse aus europäischen und verschiedenen asiatischen Märkten sowie aus Südafrika. Angesichts der im November erhaltenen Geschäftslizenz für China dürften sich der Hannover Rück künftig in diesem Markt besondere Wachstumschancen eröffnen. Für das gesamte Geschäftsfeld wird von einer zweistelligen Steigerung des Prämienvolumens und des Ergebnisses ausgegangen. Unser Ziel, ab 2006 ein dreistelliges operatives Ergebnis und eine EBIT-Rendite von 5 % nachhaltig zu erzielen, ist in Reichweite.

In der *Finanz-Rückversicherung* rechnen wir mit einer weiterhin guten Nachfrage nach strukturierten Produkten. Insgesamt sollte ein Prämienwachstum im zweistelligen Prozentbereich möglich sein. Der Beitrag zum Konzernüberschuss dürfte trotz des Rückgangs gegenüber dem Vorjahr insgesamt wieder erfreulich ausfallen.

Im Geschäftsfeld *Specialty Insurance* gilt unser Augenmerk unverändert der Profitabilität unseres Geschäfts; wir gehen von einem positiven Ergebnis über den Kapitalkosten aus.

Der zu erwartende positive versicherungstechnische Cashflow dürfte einen weiteren Anstieg des Kapitalanlagevolumens bewirken. Bei einem normalen Marktumfeld sollten die Erträge aus selbst verwalteten *Kapitalanlagen* weiter zulegen können.

Angesichts der bisherigen Entwicklung unserer Geschäftsfelder und des wirtschaftlichen Umfelds liegen wir voll im Plan für ein sehr erfolgreiches Geschäftsjahr 2006. Unter der Annahme, dass sich die Großschadenbelastung im langjährigen Durchschnitt bewegt und es zu keinen unerwartet negativen Entwicklungen an den Kapitalmärkten kommt, sollte im laufenden Jahr ein hervorragendes Ergebnis möglich sein: Wir gehen nun für das Geschäftsjahr 2006 von einer Eigenkapitalrendite von deutlich über 15 % und einem Konzernüberschuss von rund 480 Mio. EUR bzw. einem Gewinn je Aktie von rund 4 EUR aus. Für die Dividende streben wir eine Ausschüttungsquote von 35 % bis 40 % des Konzernüberschusses an.

KONZERNBILANZ

zum 30. September 2006

in TEUR	2006	2005
Aktiva	30.9.	31.12.
Festverzinsliche Wertpapiere - Dauerbestand	1 632 037	458 717
Festverzinsliche Wertpapiere – Darlehen und Forderungen	897 279	745 982
Festverzinsliche Wertpapiere – dispositiver Bestand	13 937 772	14 383 176
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	128 068	88 111
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1 311 910	1 213 291
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	10 211	–
Handelsbestand	21 780	22 834
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	31 373	198 122
Anteile an assoziierten Unternehmen	164 198	170 414
Sonstige Kapitalanlagen	605 853	563 493
Kurzfristige Anlagen	674 087	769 758
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	493 825	465 161
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	19 908 393	19 079 059
Depotforderungen	8 763 024	8 169 282
Depotforderungen aus Finanzierungsgeschäften	539 687	278 028
Kapitalanlagen	29 211 104	27 526 369
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	3 914 437	4 739 026
Anteil der Rückversicherer an der Deckungsrückstellung	372 284	94 089
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	259 615	463 528
Anteile der Rückversicherer an den übrigen versicherungstechnischen Rückstellungen	5 784	19 436
Abgegrenzte Abschlusskosten	2 389 453	2 228 501
Abrechnungsforderungen	3 290 247	3 367 105
Geschäfts- oder Firmenwert	191 169	193 098
Aktive latente Steuern	919 271	881 765
Sonstige Vermögenswerte	238 431	269 000
Abgegrenzte Zinsen und Mieten	7 352	7 290
	40 799 147	39 789 207

in TEUR	2006	2005
Passiva	30.9.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	18 935 356	20 210 041
Deckungsrückstellung	6 030 291	5 779 169
Rückstellung für Prämienüberträge	2 181 556	1 977 570
Rückstellungen für Gewinnanteile	200 650	190 551
Depotverbindlichkeiten	1 736 035	1 135 479
Depotverbindlichkeiten aus Finanzierungsgeschäften	3 316 983	2 442 952
Abrechnungsverbindlichkeiten	1 039 862	1 139 843
Pensionsrückstellungen	61 724	57 626
Steuerverbindlichkeiten	225 563	135 678
Rückstellung für latente Steuern	1 733 293	1 670 876
Andere Verbindlichkeiten	385 619	346 404
Langfristige Verbindlichkeiten	1 495 727	1 545 531
Verbindlichkeiten	37 342 659	36 631 720
Eigenkapital		
Gezeichnetes Kapital	120 597	120 597
Nominalwert 120 597 Genehmigtes Kapital 60 299		
Kapitalrücklagen	724 562	724 562
Gezeichnetes Kapital und Kapitalrücklage	845 159	845 159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	190 170	225 391
Gewinne und Verluste aus der Währungsumrechnung	-35 225	64 934
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	-1 503	-1 582
Summe nicht ergebniswirksamer Eigenkapitalanteile	153 442	288 743
Gewinnrücklagen	1 847 239	1 467 132
Eigenkapital ohne Anteile anderer Gesellschafter	2 845 840	2 601 034
Anteile anderer Gesellschafter	610 648	556 453
Eigenkapital	3 456 488	3 157 487
	40 799 147	39 789 207

KONZERN-GEWINN- UND VERLUSTRECHNUNG

in TEUR	2006		2005	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	2 403 845	7 648 312	2 505 381	7 336 116
Gebuchte Rückversicherungsprämie	427 481	1 194 732	610 491	1 456 064
Veränderung der Bruttoprämienüberträge	-37 021	-305 832	50 876	-212 244
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	-31 886	-194 961	-23 134	-70 551
Verdiente Prämie für eigene Rechnung	1 907 457	5 952 787	1 922 632	5 597 257
Ordentliche Kapitalanlageerträge	191 170	590 525	163 622	482 486
Ergebnis aus Anteilen an assoziierten Unternehmen	1 049	2 241	5 326	-1 149
Depotzinserträge/-aufwendungen	41 891	150 444	79 411	252 455
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	140 383	191 416	100 815	198 724
Realisierte Verluste aus dem Abgang von Kapitalanlagen	32 677	71 102	23 185	60 869
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	1 075	11 282	4 810	6 745
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	3 493	14 690	4 345	15 886
Sonstige Kapitalanlageaufwendungen	17 369	43 703	12 182	37 107
Kapitalanlageergebnis	322 029	816 413	314 272	825 399
Sonstige versicherungstechnische Erträge	841	1 751	319	6 277
Erträge insgesamt	2 230 327	6 770 951	2 237 223	6 428 933
Aufwendungen für Versicherungsfälle	1 344 681	4 135 846	1 892 056	4 460 237
Veränderung der Deckungsrückstellung	72 744	140 257	128 261	233 645
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	457 078	1 521 322	412 312	1 348 639
Sonstige Abschlusskosten	2 640	12 953	2 930	12 575
Sonstige versicherungstechnische Aufwendungen	13 807	41 700	15 698	44 404
Aufwendungen für den Versicherungsbetrieb	58 109	174 103	52 457	172 625
Versicherungstechnische Aufwendungen für eigene Rechnung	1 949 059	6 026 181	2 503 714	6 272 125
Übriges Ergebnis	-24 178	-37 929	-16 488	-93 021
Operatives Ergebnis (EBIT)	257 090	706 841	-282 979	63 787
Zinsen auf Hybridkapital	20 930	62 022	20 540	54 644
Ergebnis vor Steuern	236 160	644 819	-303 519	9 143
Steueraufwand	84 803	191 314	-115 266	-61 195
Überschuss	151 357	453 505	-188 253	70 338
davon				
Anderen Gesellschaftern zustehendes Ergebnis	27 825	73 398	-4 033	8 402
Konzernüberschuss	123 532	380 107	-184 220	61 936
Ergebnis je Aktie				
Ergebnis je Aktie in EUR	1,02	3,15	-1,53	0,51

KONZERN-EIGENKAPITALENTWICKLUNG

in TEUR	Gezeichnetes Kapital	Kapitalrücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinnrücklagen	Anteil anderer Gesellschafter	Eigenkapital
			Währungsumrechnung	Nicht realisierte Gewinne/Verluste	Sonstige			
Stand 1.1.2005	120 597	724 562	-41 409	190 389	-1 597	1 532 611	531 328	3 056 481
Veränderung Konsolidierungskreis								
Kapitalerhöhungen							4 764	4 764
Kapitalrückzahlungen							-1 535	-1 535
Nicht ergebniswirksame Änderungen			89 753	52 454	106	-695	21 545	163 163
Gezahlte Dividende						-120 597	-19 863	-140 460
Überschuss						61 936	8 402	70 338
Stand 30.9.2005	120 597	724 562	48 344	242 843	-1 491	1 473 255	544 641	3 152 751
Stand 1.1.2006	120 597	724 562	64 934	225 391	-1 582	1 467 132	556 453	3 157 487
Veränderung Konsolidierungskreis							-16 981	-16 981
Kapitalerhöhungen							17 875	17 875
Kapitalrückzahlungen							-4 905	-4 905
Nicht ergebniswirksame Änderungen			-100 159	-35 221	79		-4 751	-140 052
Gezahlte Dividende							-10 441	-10 441
Überschuss						380 107	73 398	453 505
Stand 30.9.2006	120 597	724 562	-35 225	190 170	-1 503	1 847 239	610 648	3 456 488

KAPITALFLUSSRECHNUNG

in TEUR	2006 1.1.–30.9.	2005 1.1.–30.9.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Überschuss	453 505	70 338
Abschreibungen/Zuschreibungen	50 045	27 585
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-120 314	-137 855
Amortisationen	- 6 722	3 943
Veränderungen der Depotforderungen/-verbindlichkeiten	-168 242	457 206
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	634 194	409 589
Veränderung der Rückstellungen für Prämienüberträge	500 763	281 855
Veränderung der Steuerforderungen/-verbindlichkeiten	149 606	-118 406
Veränderung der Deckungsrückstellungen	57 429	199 262
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	268 113	525 800
Veränderung der abgegrenzten Abschlusskosten	-203 365	-211 186
Veränderung der übrigen versicherungstechnischen Rückstellungen	35 621	29 604
Veränderung der Abrechnungssalden	-128 504	-100 967
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	58 319	41 321
Kapitalfluss aus laufender Geschäftstätigkeit	1 580 448	1 478 089
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	39 863	26 323
Käufe	-15 160	-18 751
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	653	486 320
Käufe	-154 708	-758 490
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	4 025 083	5 388 167
Käufe	-5 534 499	-6 957 414
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Fällige Papiere, Verkäufe	14 677	10 189
Käufe	-53 241	-13 347
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	958 477	864 178
Käufe	-947 173	-841 470

in TEUR	2006 1.1.–30.9.	2005 1.1.–30.9.
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Käufe	-10 000	–
Andere Kapitalanlagen		
Verkäufe	48 642	40 191
Käufe	-67 291	-73 219
Verbundene Unternehmen und Beteiligungen		
Verkäufe	8 150	13 828
Käufe	-12 389	-838
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	174 929	–
Käufe	-556	-255
Kurzfristige Kapitalanlagen		
Veränderung	53 439	104 320
Übrige Veränderungen	-23 279	-12 305
Kapitalfluss aus Investitionstätigkeit	-1 494 383	-1 742 573
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	12 970	2 981
Gezahlte Dividende	-10 441	-141 584
Aufnahme langfristiger Verbindlichkeiten	3 953	268 871
Rückzahlung langfristiger Verbindlichkeiten	-41 848	-8 774
Kapitalfluss aus Finanzierungstätigkeit	-35 366	121 494
IV. Währungskursdifferenzen	-22 035	33 251
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	28 664	-109 739
Flüssige Mittel am Anfang der Periode	465 161	481 051
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	28 664	-109 739
Flüssige Mittel am Ende der Periode	493 825	371 312
Ertragsteuern	-26 770	-44 456
Zinszahlungen	-121 586	-138 162

SEGMENTBERICHTERSTATTUNG

Die Segmentberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3-20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2006	2005	2006	2005
	30.9.	31.12.	30.9.	31.12.
Aktiva				
Dauerbestand	1 219 663	324 208	65 587	22 349
Darlehen und Forderungen	608 635	476 725	38 983	40 219
Dispositiver Bestand	9 677 989	10 065 983	2 082 061	1 713 446
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	70 454	52 564	35 182	34 338
Handelsbestand	14 641	15 345	6 641	6 974
Übrige Kapitalanlagen	744 177	881 565	57 229	49 695
Kurzfristige Anlagen	417 036	336 110	126 238	166 824
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	316 841	277 828	62 563	47 342
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	13 069 436	12 430 328	2 474 484	2 081 187
Depotforderungen	188 366	206 646	7 436 893	6 497 292
Depotforderungen aus Finanzierungsgeschäften	–	–	539 687	278 028
Kapitalanlagen	13 257 802	12 636 974	10 451 064	8 856 507
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	1 793 467	2 178 090	117 889	107 100
Anteil der Rückversicherer an der Deckungsrückstellung	–	–	372 284	94 089
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	109 895	131 957	7 842	950
Anteil der Rückversicherer an den übrigen Rückstellungen	1 685	-1 087	4 099	5 353
Abgegrenzte Abschlusskosten	265 373	262 885	1 943 534	1 860 294
Abrechnungsforderungen	1 501 312	1 370 080	574 297	732 734
Übrige Segmentaktiva	2 427 361	2 234 829	193 146	167 942
Gesamt	19 356 895	18 813 728	13 664 155	11 824 969

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2006	2005	2006	2005	2006	2005	2006	2005
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
134 641	81 375	39 905	–	172 241	30 785	1 632 037	458 717
111 323	96 376	–	–	138 338	132 662	897 279	745 982
1 109 399	1 136 026	1 826 901	1 912 719	553 332	768 293	15 249 682	15 596 467
11 407	1 209	–	–	21 236	–	138 279	88 111
498	515	–	–	–	–	21 780	22 834
15	63	3	706	–	–	801 424	932 029
40 058	161 173	86 252	105 509	4 503	142	674 087	769 758
13 242	12 655	100 453	118 256	726	9 080	493 825	465 161
1 420 583	1 489 392	2 053 514	2 137 190	890 376	940 962	19 908 393	19 079 059
1 213 992	1 455 396	17 555	12 086	-93 782	-2 138	8 763 024	8 169 282
–	–	–	–	–	–	539 687	278 028
2 634 575	2 944 788	2 071 069	2 149 276	796 594	938 824	29 211 104	27 526 369
141 646	141 950	2 551 203	2 738 741	-689 768	-426 855	3 914 437	4 739 026
–	–	–	–	–	–	372 284	94 089
407	383	265 872	390 253	-124 401	-60 015	259 615	463 528
–	–	–	15 170	–	–	5 784	19 436
73 206	6 358	105 431	98 964	1 909	–	2 389 453	2 228 501
191 444	305 422	1 038 020	1 006 901	-14 826	-48 032	3 290 247	3 367 105
46 222	50 527	180 376	165 874	-1 490 882	-1 268 019	1 356 223	1 351 153
3 087 500	3 449 428	6 211 971	6 565 179	-1 521 374	-864 097	40 799 147	39 789 207

SEGMENTBERICHTERSTATTUNG

Aufteilung der Passiva

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2006	2005	2006	2005
	30.9.	31.12.	30.9.	31.12.
Passiva				
Rückstellung für noch nicht abgewickelte Versicherungsfälle	12 453 412	12 513 061	1 304 285	1 284 403
Deckungsrückstellung	–	–	6 030 291	5 779 169
Rückstellung für Prämienüberträge	1 287 716	1 181 376	33 018	21 057
Rückstellungen für Gewinnanteile	117 493	119 164	36 569	36 439
Depotverbindlichkeiten	482 522	472 497	933 894	297 910
Depotverbindlichkeiten aus Finanzierungsgeschäften	–	–	3 175 563	2 287 462
Abrechnungsverbindlichkeiten	584 250	415 907	211 262	261 138
Langfristige Verbindlichkeiten	59 280	107 432	–	–
Übrige Segmentpassiva	1 658 732	1 492 279	1 194 344	1 150 229
Gesamt	16 643 405	16 301 716	12 919 226	11 117 807

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2006	2005	2006	2005	2006	2005	2006	2005
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
2 300 414	2 789 737	3 565 561	4 051 892	-688 316	-429 052	18 935 356	20 210 041
–	–	–	–	–	–	6 030 291	5 779 169
287 266	68 613	698 206	769 691	-124 650	-63 167	2 181 556	1 977 570
37 457	34 948	9 131	–	–	–	200 650	190 551
35 788	25 707	377 746	339 365	-93 915	–	1 736 035	1 135 479
141 420	155 490	–	–	–	–	3 316 983	2 442 952
62 729	108 495	197 118	400 915	-15 497	-46 612	1 039 862	1 139 843
–	–	–	67 602	1 436 447	1 370 497	1 495 727	1 545 531
128 414	220 240	1 072 750	887 386	-1 648 041	-1 539 550	2 406 199	2 210 584
2 993 488	3 403 230	5 920 512	6 516 851	-1 133 972	-707 884	37 342 659	36 631 720

SEGMENTBERICHTERSTATTUNG

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2006	2005	2006	2005
	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	3 728 039	3 649 699	1 982 727	1 755 403
davon				
Aus Versicherungsgeschäften mit anderen Segmenten	77 208	77 255	14 226	14 069
Aus Versicherungsgeschäften mit externen Dritten	3 650 831	3 572 444	1 968 501	1 741 334
Verdiente Prämie für eigene Rechnung	2 966 001	2 825 191	1 698 713	1 655 076
Kapitalanlageergebnis	451 860	385 692	202 061	200 868
Aufwendungen für Versicherungsfälle für eigene Rechnung	2 203 279	2 555 640	1 064 912	1 008 644
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	140 257	233 645
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	622 405	567 450	571 778	497 657
Aufwendungen für den Versicherungsbetrieb	77 106	70 432	37 363	42 908
Übriges Ergebnis	-35 229	-49 655	21 320	-4 982
Operatives Ergebnis (EBIT)	479 842	-32 294	107 784	68 108
Zinsen auf Hybridkapital	–	–	–	–
Ergebnis vor Steuern	479 842	-32 294	107 784	68 108
Steueraufwand	151 364	-71 218	27 175	18 007
Überschuss	328 478	38 924	80 609	50 101
davon				
Anderen Gesellschaftern zustehendes Ergebnis	60 371	5 226	9 840	3 123
Konzernüberschuss	268 107	33 698	70 769	46 978

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2006	2005	2006	2005	2006	2005	2006	2005
1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
924 262	687 618	1 306 929	1 336 113	-293 645	-92 717	7 648 312	7 336 116
202 211	1 393	–	–	-293 645	-92 717	–	–
722 051	686 225	1 306 929	1 336 113	–	–	7 648 312	7 336 116
658 566	564 850	629 315	565 145	192	-13 005	5 952 787	5 597 257
79 662	192 583	47 726	34 988	35 104	11 268	816 413	825 399
472 939	486 558	395 731	423 924	-1 015	-14 529	4 135 846	4 460 237
–	–	–	–	–	–	140 257	233 645
214 459	205 796	167 849	131 208	-2 267	-2 770	1 574 224	1 399 341
6 139	4 346	56 950	58 069	-3 455	-3 130	174 103	172 625
-844	-1 933	-11 520	-2 008	-11 656	-34 443	-37 929	-93 021
43 847	58 800	44 991	-15 076	30 377	-15 751	706 841	63 787
–	–	–	–	62 022	54 644	62 022	54 644
43 847	58 800	44 991	-15 076	-31 645	-70 395	644 819	9 143
4 610	12 146	13 819	-7 938	-5 654	-12 192	191 314	61 195
39 237	46 654	31 172	-7 138	-25 991	-58 203	453 505	70 338
3 187	53	–	–	–	–	73 398	8 402
36 050	46 601	31 172	-7 138	-25 991	-58 203	380 107	61 936

Unsere sekundäre Segmentberichterstattung basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen [1]

in TEUR	2006	2005
	30.9.	31.12.
Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		
Deutschland	5 624 707	5 138 837
Großbritannien	1 052 654	1 003 165
Frankreich	966 916	989 583
Übrige	2 556 463	2 093 018
Europa	10 200 740	9 224 603
USA	7 398 236	7 677 451
Übrige	618 044	571 724
Nordamerika	8 016 280	8 249 175
Asien	247 594	239 891
Australien	481 541	410 876
Australasien	729 135	650 767
Afrika	230 536	245 946
Übrige	237 877	243 407
Gesamt	19 414 568	18 613 898

Gebuchte Bruttoprämie [1]

in TEUR	2006	2005
	1.1.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie		
Deutschland	1 120 351	1 108 061
Großbritannien	1 012 878	1 016 856
Frankreich	348 435	261 086
Übrige	929 245	856 410
Europa	3 410 909	3 242 413
USA	2 845 824	2 916 693
Übrige	308 346	272 404
Nordamerika	3 154 170	3 189 097
Asien	412 966	315 575
Australien	300 656	284 273
Australasien	713 622	599 848
Afrika	202 370	181 849
Übrige	167 241	122 909
Gesamt	7 648 312	7 336 116

[1] *Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle*

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") gehören zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB. Ferner ist der HDI nach §§ 341 i ff. HGB ebenfalls verpflichtet, einen Konzernabschluss aufzustellen, in den die Abschlüsse der Hannover Rück AG und deren Tochterunternehmen einbezogen werden. Nach § 291 Abs. 3 Nr. 1 HGB entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den internationalen Rechnungslegungsvorschriften (International Financial Reporting Standards „IFRS"), wie sie in der EU anzuwenden sind, erstellt. Das bezieht sich auch auf alle in diesem Bericht dargestellten Vorperiodenangaben. Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als IFRS bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, werden beide Begriffe synonym gebraucht.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. September 2006 aufgestellt.

Alle vom IASB bis zum 30. September 2006 verabschiedeten Vorschriften, deren Anwendung für das Geschäftsjahr 2006 bindend ist, haben wir in dem Konzernabschluss berücksichtigt.

Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2005.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Mit Wirkung zum 1. Januar 2006 wurde Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft zur Verbriefung von Rückversicherungsrisiken, unter dem Segregated Accounts Act 2000 registriert. Seit diesem Zeitpunkt hält die Hannover Rück AG den Mehrheitsanteil an der Gesellschaft. Ebenfalls zu diesem Zeitpunkt wurde die Zweckgesellschaft erstmalig konsolidiert.

Im ersten Quartal 2006 wurde die Hannover Euro Private Equity Partners IV GmbH & Co. KG erstmals konsolidiert. Die Hannover Rück AG und die E+S Rück AG halten an der Gesellschaft jeweils einen Anteil am Kapital in Höhe von 36,8 %. Die Gesellschaft hat am 1. Januar 2006 den Geschäftsbetrieb aufgenommen; ihr Zweck liegt im Aufbau, Halten und Verwalten eines Portefeuilles von Kapitalanlagen.

Mit Wirkung zum 13. Juli 2006 hat die Hannover Re Real Estate Holdings, Inc., Orlando, ihre Anteile in Höhe von 65 % an der Objektgesellschaft 1201 F Street LLC veräußert, deren Geschäftszweck das Halten und Verwalten einer als Finanzinvestition gehaltenen Immobilie in Washington DC ist. Der Veräußerungsgewinn in Höhe von 27,0 Mio. EUR vor Steuern wurde unter den realisierten Gewinnen aus dem Abgang von Kapitalanlagen innerhalb unseres Geschäftsfelds Schaden-Rückversicherung erfasst.

Innerhalb des Teilkonzerns Hannover Finance, Inc., Wilmington, hat die Praetorian Insurance Company, Itasca, (ehemals Insurance Corporation of Hannover, Itasca) mit Wirkung zum 29. September 2006 die Alea North America Specialty Insurance Company, Wilmington, erworben. Im gleichen Zug wurde diese Gesellschaft in Praetorian Specialty Insurance Company, Wilmington, umfirmiert. Aus der Transaktion resultiert zum Bilanzstichtag ein Goodwill in Höhe von 3,2 Mio. EUR.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Der Kapitalkonsolidierung liegt die Neubewertungsmethode zu Grunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Gemäß IFRS 3 werden Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt.

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil konsolidiert. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Anteile am Eigenkapital, die Konzernfremden zustehen, werden nach IAS 1 „Presentation of Financial Statements" gesondert innerhalb des Konzerneigenkapitals ausgewiesen.

Das Konzernfremden zustehende Ergebnis ist Bestandteil des Überschusses, im Anschluss an diesen gesondert als „davon"-Vermerk auszuweisen und beträgt zum 30. September 2006 73,4 Mio. EUR (8,4 Mio. EUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

Anpassung von Vergleichsangaben aus Vorperioden

Bedingt durch die Reorganisation unseres Geschäftsfelds Specialty Insurance in den USA wurde die gebuchte Bruttoprämie und die gebuchte Rückversicherungsprämie des Geschäftsfelds zum 30. Juni 2006 jeweils gegenläufig in Höhe von 203,2 Mio. EUR sowie die Veränderung der Bruttoprämienüberträge und die Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen jeweils gegenläufig in Höhe von 46,6 Mio. EUR durch Konsolidierungseffekte verzerrt. Gemäß IAS 8.42 haben wir die entsprechenden Vergleichsangaben für das erste und zweite Quartal 2006, die in diesem Bericht kumuliert dargestellt werden, rückwirkend angepasst. Durch diesen Effekt war auch der als Relation aus gebuchter Brutto- und Rückversicherungsprämie berechnete Selbstbehalt zum 30. Juni 2006 entsprechend anzupassen.

Der Effekt hatte keine Auswirkungen auf die verdiente Nettoprämie, das operative Ergebnis (EBIT), den Konzernüberschuss oder das Ergebnis je Aktie.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement". Die Hannover Rück klassifiziert Kapitalanlagen nach den folgenden Kategorien: Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente, Handelsbestand und dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Dauerbestand) sowie Darlehen und Forderungen, die weder an einem aktiven Markt notiert sind noch kurzfristig veräußert werden, werden zu Anschaffungskosten, das sind die Marktwerte einschließlich direkt zurechenbarer Transaktionskosten zuzüglich erfolgswirksamer Amortisationen, bewertet. Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht und die keiner anderen Kategorie zugeordnet worden sind (dispositiver Bestand), werden zum Marktwert bewertet. Die Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten wird bis zum Realisationszeitpunkt ergebnisneutral berücksichtigt.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie festverzinsliche Wertpapiere des Handelsbestands werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte signifikant oder dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen. Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2005.

Restlaufzeiten der festverzinslichen Wertpapiere

in TEUR	2006		2005	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
	30.9.	30.9.	31.12.	31.12.
Dauerbestand				
innerhalb eines Jahres	70 931	70 566	57 293	57 769
zwischen einem und zwei Jahren	14 963	15 010	49 301	51 086
zwischen zwei und drei Jahren	19 598	31 258	23 118	23 176
zwischen drei und vier Jahren	22 278	10 581	–	–
zwischen vier und fünf Jahren	204 635	206 996	10 538	10 986
zwischen fünf und zehn Jahren	1 288 169	1 312 336	316 565	342 977
nach mehr als zehn Jahren	11 463	11 652	1 902	1 902
Gesamt	1 632 037	1 658 399	458 717	487 896
Darlehen und Forderungen				
innerhalb eines Jahres	25 744	25 735	37 417	37 579
zwischen einem und zwei Jahren	48 778	51 496	19 015	19 709
zwischen zwei und drei Jahren	72 754	72 331	24 609	26 934
zwischen drei und vier Jahren	134 553	130 997	63 631	62 955
zwischen vier und fünf Jahren	90 559	87 446	127 626	126 003
zwischen fünf und zehn Jahren	491 849	479 716	436 778	435 410
nach mehr als zehn Jahren	33 042	32 819	36 906	36 766
Gesamt	897 279	880 540	745 982	745 356
Dispositiver Bestand				
innerhalb eines Jahres	1 429 736	1 416 514	1 543 185	1 529 823
zwischen einem und zwei Jahren	1 963 129	1 943 084	1 419 412	1 397 314
zwischen zwei und drei Jahren	1 842 171	1 821 288	2 037 995	2 028 214
zwischen drei und vier Jahren	1 713 016	1 688 433	1 638 228	1 617 552
zwischen vier und fünf Jahren	1 308 490	1 311 487	1 557 596	1 568 347
zwischen fünf und zehn Jahren	4 642 477	4 612 330	5 175 331	5 208 951
nach mehr als zehn Jahren	1 112 436	1 144 636	983 662	1 032 975
Gesamt	14 011 455	13 937 772	14 355 409	14 383 176
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	73 246	73 246	51 319	51 319
zwischen einem und zwei Jahren	399	486	4 310	4 489
zwischen zwei und drei Jahren	922	1 146	828	939
zwischen drei und vier Jahren	–	–	–	–
zwischen vier und fünf Jahren	–	–	–	–
zwischen fünf und zehn Jahren	22 585	22 550	–	–
nach mehr als zehn Jahren	28 502	30 640	31 722	31 364
Gesamt	125 654	128 068	88 179	88 111

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (so genannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr dargestellt und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

30.9.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedsstaaten	52 590	78	–	236	52 904
Schuldtitel der US-Regierung	372 232	6 422	–	5 073	383 727
Schuldtitel anderer ausländischer Staaten	7 206	152	–	106	7 464
Schuldtitel halbstaatlicher Institutionen	470 219	10 616	220	7 782	488 397
Schuldtitel von Unternehmen	447 277	10 635	1 870	7 793	463 835
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	256 991	623	74	4 532	262 072
Gesamt	1 606 515	28 526	2 164	25 522	1 658 399

31.12.2005

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel ausländischer Staaten	20 948	117	–	–	21 065
Schuldtitel halbstaatlicher Institutionen	117 078	12 092	–	3 585	132 755
Schuldtitel von Unternehmen	263 719	16 125	153	8 574	288 265
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	42 786	998	–	2 027	45 811
Gesamt	444 531	29 332	153	14 186	487 896

Im zweiten Quartal sind festverzinsliche Wertpapiere mit einem Marktwert von 1,4 Mrd. EUR aus dem dispositiven Bestand in den Dauerbestand umgegliedert worden. Diese Wertpapiere stehen dem Unternehmen unter Berücksichtigung von Cash-Flow-Projektionen dauerhaft zur Verfügung. Die Fähigkeit, sie bis zum Laufzeitende zu halten, ermöglichte uns, die bilanzielle Volatilität zu reduzieren.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

30.9.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	236 019	300	7 114	5 823	235 028
Schuldtitel von Unternehmen	371 350	3 137	7 679	7 765	374 573
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	270 340	1 666	7 049	5 982	270 939
Gesamt	877 709	5 103	21 842	19 570	880 540

31.12.2005

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	226 610	749	2 124	6 206	231 441
Schuldtitel von Unternehmen	304 674	2 546	2 131	8 540	313 629
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	197 423	1 528	1 194	2 529	200 286
Gesamt	728 707	4 823	5 449	17 275	745 356

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

30.9.2006

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	983 680	3 220	9 025	13 191	991 066
Schuldtitel der US-Regierung	2 567 072	8 403	28 702	21 058	2 567 831
Schuldtitel anderer ausländischer Staaten	313 572	1 483	2 741	3 026	315 340
Schuldtitel halbstaatlicher Institutionen	3 431 211	22 626	46 478	54 601	3 461 960
Schuldtitel von Unternehmen	4 132 364	28 322	50 245	71 073	4 181 514
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 659 139	13 297	20 417	22 052	1 674 071
Investmentfonds	728 262	16 615	10 041	11 154	745 990
	13 815 300	93 966	167 649	196 155	13 937 772
Dividendentitel					
Aktien	236 504	56 147	1 908	–	290 743
Investmentfonds	853 251	169 636	1 720	–	1 021 167
	1 089 755	225 783	3 628	–	1 311 910
Kurzfristige Anlagen	673 250	–	–	837	674 087
Gesamt	15 578 305	319 749	171 277	196 992	15 923 769

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

31.12.2005

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	1 147 438	9 131	4 086	19 358	1 171 841
Schuldtitel der US-Regierung	3 087 349	8 171	35 992	32 381	3 091 909
Schuldtitel anderer ausländischer Staaten	323 305	3 554	1 425	3 735	329 169
Schuldtitel halbstaatlicher Institutionen	3 471 957	37 331	39 336	40 520	3 510 472
Schuldtitel von Unternehmen	3 959 214	64 958	40 542	67 096	4 050 726
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 495 295	16 600	13 658	19 014	1 517 251
Investmentfonds	678 483	23 061	–	10 264	711 808
	14 163 041	162 806	135 039	192 368	14 383 176
Dividendentitel					
Aktien	192 338	46 572	999	–	237 911
Investmentfonds	820 565	154 815	–	–	975 380
	1 012 903	201 387	999	–	1 213 291
Kurzfristige Anlagen	769 160	–	–	598	769 758
Gesamt	15 945 104	364 193	136 038	192 966	16 366 225

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

30.9.2006

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9 419	161	9 580
Schuldtitel von Unternehmen	113 117	1 145	114 262
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 207	19	4 226
	126 743	1 325	128 068
Dividendentitel			
Investmentfonds	10 211	–	10 211
Gesamt	136 954	1 325	138 279

31.12.2005

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	8 799	183	8 982
Schuldtitel von Unternehmen	74 473	497	74 970
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 140	19	4 159
	87 412	699	88 111
Dividendentitel			
Investmentfonds	–	–	–
Gesamt	87 412	699	88 111

Marktwerte des Handelsbestands

Im Handelsbestand weist die Hannover Rück zum 30. September 2006 weitgehend versicherungstechnische Derivate in Höhe von 21,8 Mio. EUR (31. Dezember 2005: 22,8 Mio. EUR) aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden.

Ergebnis der Kapitalanlagen

in TEUR	2006 30.9.	2005 30.9.
Erträge aus Grundstücken	15 202	15 634
Dividenden	24 622	24 718
Zinserträge	533 524	431 672
Sonstige Kapitalanlageerträge	17 177	10 462
Ordentliche Kapitalanlageerträge	590 525	482 486
Ergebnis aus Anteilen an assoziierten Unternehmen	2 241	-1 149
Depotzinserträge	182 090	273 811
Depotzinsaufwendungen	31 646	21 356
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	191 416	198 724
Realisierte Verluste aus dem Abgang von Kapitalanlagen	71 102	60 869
Unrealisierte Gewinne und Verluste	11 282	6 745
Abschreibungen auf Grundstücke	3 659	4 464
Abschreibungen auf Dividendentitel	6 861	6 498
Abschreibungen auf festverzinsliche Wertpapiere	–	382
Abschreibungen auf Beteiligungen und sonstige Kapitalanlagen	4 170	4 542
Sonstige Kapitalanlageaufwendungen	43 703	37 107
Kapitalanlageergebnis	816 413	825 399

Zinserträge aus Kapitalanlagen

in TEUR	2006 30.9.	2005 30.9.
Festverzinsliche Wertpapiere – Dauerbestand	59 082	20 939
Festverzinsliche Wertpapiere – Darlehen und Forderungen	21 204	19 627
Festverzinsliche Wertpapiere – dispositiver Bestand	422 531	366 456
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	3 364	3 238
Sonstige	27 343	21 412
Gesamt	533 524	431 672

Katastrophenanleihe Eurus

Mit dem Ziel, Spitzenrisiken bei Naturkatastrophen in den Kapitalmarkt zu transferieren, hat die Hannover Rück im dritten Quartal erstmals das Instrument einer auf einem Sekundärmarkt handelbaren Katastrophenanleihe (Cat Bond) genutzt. Der Cat Bond mit einem Volumen von 150 Mio. USD wurde von Eurus Ltd., einer auf den Cayman Islands ansässigen Zweckgesellschaft, bei institutionellen Investoren aus Europa und Nordamerika platziert. Die Hannover Rück übt keinen kontrollierenden Einfluss über die Zweckgesellschaft aus. Unter IFRS qualifiziert diese Transaktion nicht als Rückversicherung, sondern ist als Finanzinstrument zu bilanzieren. Gemäß IAS 39.9 begründet der Vertrag ein Derivat, dessen Zeitwert zum 30. September 2006 0,9 Mio. EUR beträgt und das wir zum Stichtag unter den sonstigen Kapitalanlagen ausgewiesen haben.

4.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.984 (31. Dezember 2005: 1.972) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 865 Personen im Inland und 1.119 Personen für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Anteile anderer Gesellschafter

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das Eigenkapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in stimm- und dividendenberechtigte, auf den Namen lautende Stückaktien zum Nennwert von 1,00 EUR eingeteilt. Die Aktien sind voll eingezahlt.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist.

Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 60.299 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen sowie von Genussrechten oder Gewinnschuldverschreibungen mit Wandel- und Optionsrechten und ist befristet bis zum 11. Mai 2011.

4.4 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rück AG vom 12. Mai 2006 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2007 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

4.5 Ergebnis je Aktie

Unverwässertes und verwässertes Ergebnis je Aktie

	2006	2005
	1.1.–30.9.	1.1.–30.9.
Konzernergebnis (in TEUR)	380 107	61 936
Gewogener Durchschnitt der ausgegebenen Aktien (Anzahl)	120 597 134	120 597 134
Ergebnis je Aktie in EUR	3,15	0,51
Ergebnis je Aktie in EUR (verwässert)	–	–

5. Übrige Erläuterungen

Haftungsverhältnisse

Eine von der Hannover Finance, Inc., *Wilmington/USA im Geschäftsjahr* 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine *nachrangige Garantie* abgesichert. Zu näheren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2005.

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen seitens der jeweiligen Emittentin nicht geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft mit einer Laufzeit bis zum Jahr 2009, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 2.480,8 Mio. EUR (31. Dezember 2005: 2.668,5 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen im dispositiven Bestand ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.569,7 Mio. EUR (31. Dezember 2005: 3.154,2 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 98,7 Mio. EUR (31. Dezember 2005: 118,3 Mio. EUR) seitens der E+S Rück AG sowie in Höhe von 181,1 Mio. EUR (31. Dezember 2005: 233,4 Mio. EUR) bei der Hannover Rück AG. Dabei handelt es sich im Wesentlichen um Private-Equity-Funds und Venture-Capital-Gesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011) bezogen auf zukünftige Bilanzstichtage kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen unverändert auf 27,7 Mio. EUR geschätzt.

6. Ereignisse nach Ablauf des Quartals

Mit Wirkung zum 3. Oktober 2006 hat Hannover Rück AG die Hannover ReTakaful B.S.C. (c) mit Sitz in Manama, Bahrain, gegründet. Die Anteile an der Gesellschaft werden in Höhe von 95 % von der Hannover Rück Beteiligung Verwaltungs-GmbH und in Höhe von 5 % von der Hannover Rück AG gehalten. Die Hannover ReTakaful B.S.C. (c) wird weltweit Rückversicherung nach islamischem Recht zeichnen (so genanntes Retakaful-Geschäft) und wurde von der Central Bank of Bahrain (CBB) – ehemals Bahrain Monetary Agency – entsprechend lizenziert.

Die Hannover Rück hat am 10. November 2006 von der chinesischen Versicherungsaufsichtsbehörde (China Insurance Regulatory Commission – CIRC) eine Lizenz erhalten, um in der Volksrepublik China Personen-Rückversicherungsgeschäft zu betreiben.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh, CFA

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com